--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                                 (RULE 14d-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
                            SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                           (Name of Subject Company)

                             ---------------------

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                                 COMMON STOCK,
                                  NO PAR VALUE
           (including the associated Preferred Stock purchase rights)
                         (TITLE OF CLASS OF SECURITIES)

                                   133290106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JOHN S. DAVIS, ESQ.
                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                11651 PLANO ROAD
                              DALLAS, TEXAS 75243
                                 (214) 860-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                                with Copies to:
                                 GUY KERR, ESQ.
                               VAN M. JOLAS, ESQ.
                            LOCKE LIDDELL & SAPP LLP
                          2200 ROSS AVENUE, SUITE 2200
                              DALLAS, TEXAS 75201
                                 (214) 740-8000

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION.

NAME AND ADDRESS

     The name of the subject company is Cameron Ashley Building Products, Inc., a Georgia corporation (the "Company"). The address of the principal executive offices of the Company is 11651 Plano Road, Dallas, Texas 75243, and its telephone number is (214) 860-5100.

SECURITIES

     The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the common stock, no par value (the "Common Stock"), of the Company, and the associated Series A Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement between the Company and SunTrust Bank, Atlanta, as Rights Agent, dated as of August 19, 1997, as amended by the First Amendment to Rights Agreement dated as of January 17, 2000 and the Second Amendment to Rights Agreement dated as of April 28, 2000 (the "Rights Agreement"). As of May 11, 2000, there were 8,817,405 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

NAME AND ADDRESS

     The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

TENDER OFFER

     This Statement relates to the third-party tender offer by CAB Merger Corp., a Georgia corporation (the "Purchaser") and an indirect wholly owned subsidiary of Guardian Industries Corp., a Delaware corporation ("Guardian Industries"), to purchase all outstanding Shares at a purchase price of $18.35 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, dated May 12, 2000 (the "Schedule TO"), which was filed by Parent and the Purchaser with the Securities and Exchange Commission (the "Commission") on May 12, 2000.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 28, 2000 (the "Merger Agreement"), by and among the Purchaser, Guardian Fiberglass, Inc., a Delaware corporation ("Parent"), and the Company. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Company will merge with the Purchaser (the "Merger"). The Company will continue as the surviving corporation. In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or by any of its wholly owned subsidiaries, or owned by Parent or the Purchaser or held by shareholders who perfect and do not withdraw or otherwise lose their dissenters' rights under Georgia law) will be converted into the right to receive the merger consideration, which will be $18.35 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, or any higher price paid per Share in the Offer. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Schedule TO states that the principal executive offices of Guardian Industries, Parent and the Purchaser are located at 2300 Harmon Road, Auburn Hills, Michigan 48326.

     As an inducement to Parent and the Purchaser entering into the Merger Agreement, in connection with the execution and delivery of the Merger Agreement, the Purchaser entered into a Tender and Option Agreement, dated as of April 28, 2000 (the "Tender and Option Agreement"), with certain shareholders of the Company (the "Tendering Shareholders") who beneficially own 382,574 issued and outstanding Shares in the aggregate, excluding Shares of underlying stock options exercisable within 60 days (such Shares held by all such Tendering Shareholders representing approximately 4.3% of the issued and outstanding Shares), a copy of which is filed as Exhibit (e)(2) herewith and is incorporated herein by reference. Pursuant to the

Tender and Option Agreement, each of the Tendering Shareholders has agreed to
(i) grant the Purchaser an irrevocable option to purchase all of the Shares owned by such Tendering Shareholder, (ii) tender and, in the event such irrevocable option is not theretofore exercised, sell the Shares owned by such Tendering Shareholder in the Offer and (iii) vote the Shares owned by such Tendering Shareholder in favor of the Merger.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

CONFLICTS OF INTEREST

     Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Section 14(f)-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described or referred to in this Item 3 or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of the Company, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates or
(ii) Parent, the Purchaser or any of their respective executive officers, directors or affiliates.

     The following is a summary of the material terms of the Merger Agreement, the Tender and Option Agreement and the Confidentiality Agreement (as hereinafter defined). This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full texts thereof, which are incorporated herein by reference and copies of which are filed as Exhibits (e)(1), (e)(2) and (e)(3) to this Statement. Capitalized terms used in this summary and not otherwise defined in this Statement shall have the meanings set forth in the Merger Agreement or the Tender and Option Agreement.

THE MERGER AGREEMENT

     The Offer. The Merger Agreement provides that Parent will cause the Purchaser to commence the Offer as promptly as practicable, but in no event later than ten (10) business days after the date of the public announcement of the execution of the Merger Agreement, and that upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, including, without limitation, the Minimum Condition, the Purchaser will accept for payment and pay for the Shares tendered as soon as practicable after it is legally permitted to do so under applicable law. The Merger Agreement further provides that, without the written consent of the Company, the Purchaser shall not decrease the Offer Price, decrease the number of Shares sought, change the form of consideration to be paid in the Offer, increase the Minimum Condition, extend the Offer or amend or add to the Offer any other offer conditions or amend, add or waive any other condition of the Offer in any manner adverse to the Company or the holders of the Shares, except that the Purchaser may, without the consent of the Company, extend the Offer one or more times, up to July 31, 2000, (i) if at the then scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to accept for payment and pay for shares of Common Stock shall not be satisfied or waived, (ii) if all conditions to the Purchaser's obligations to accept payment for the Shares have been satisfied or waived but less than ninety percent (90%) of the outstanding shares of Common Stock have been validly tendered and not withdrawn; and (iii) for any period required by any rule, regulation or interpretation of the Commission or its staff applicable to the Offer.

     For purposes of the Merger Agreement, "Minimum Condition" means that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares beneficially owned by Parent or the Purchaser, represents at least a majority of the Shares outstanding, on a fully-diluted basis on the date of purchase, and "on a fully-diluted basis" means, as of any date, the number of Shares outstanding plus all the Shares which the Company is then required to issue pursuant to obligations outstanding at that date under employee stock option or other benefit plans, outstanding warrants, outstanding options of any kind, convertible securities, or otherwise (to the extent such options, warrants, convertible securities or other rights are vested or exercisable).

     The Merger. The Merger Agreement provides that subject to the terms and conditions thereof, at the effective time of the Merger (the "Effective Time") the Purchaser will be merged with and into the Company and the separate corporate existence of the Purchaser will thereupon cease. The Company will be the successor or the surviving corporation in the Merger (the "Surviving Corporation") and will continue to be governed by the laws of the State of Georgia. The separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

     The respective obligations of the parties to effect the Merger are subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions: (a) if required by applicable law, the Merger and the Merger Agreement shall have been approved and adopted by the affirmative vote of the shareholders of the Company by the requisite vote; (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental entity of competent jurisdiction which prohibits, restrains, enjoins or restricts the consummation of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding the consummation of the Merger;
(c) all consents of, filings and registrations with, and notifications to, all governmental entities required for the consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law for consummation of the Merger shall have expired; (d) each party to the Merger Agreement shall have obtained any and all consents required for consummation of the Merger or for the preventing of any default under any contract or permit of such party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company or the Purchaser, as applicable; and (e) the Purchaser shall have purchased Shares sufficient to meet the Minimum Condition pursuant to the Offer.

     Company Board of Directors. The Merger Agreement provides that promptly upon the purchase of and acceptance for payment for any Shares (including, without limitation, all Shares subject to the Tender and Option Agreement) by the Purchaser or any affiliate of the Purchaser pursuant to the Offer or the Tender and Option Agreement which represents the Minimum Condition, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors then serving on such Board (after giving effect to the directors designated by the Purchaser) multiplied by the ratio of the aggregate number of Shares beneficially owned by the Purchaser and any of its affiliates to the total number of Shares then outstanding. The Company is required, upon request of the Purchaser, to take all action necessary to cause the Purchaser's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the size of the Company's Board of Directors or, at the Company's election, securing the resignations of such number of its incumbent directors as is necessary to enable the Purchaser's designees to be so elected or appointed to the Company's Board of Directors, and shall cause the Purchaser's designees to be so elected or appointed. At such time, the Company also is required to cause persons designated by the Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company's Board of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. In the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, the Company's Board of Directors shall have at least two directors who were directors of the Company on April 28, 2000 (the "Company Directors"). In the event that the Purchaser's designees are elected to the Board, after the acceptance for payment of shares of Common Stock pursuant to the Offer and prior to the Effective Time, the affirmative vote of the Company Directors shall be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (c) extend the time for performance of the Purchaser's obligations under the Merger Agreement or (d) take any other action by the Company's Board of Directors in connection with the Merger Agreement. The Merger Agreement further provides that the Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, including mailing to the shareholders as part of the Schedule 14D-9 the information required by such
Section 14(f) and Rule 14f-1, as is necessary to enable the Purchaser's designees to be elected to the Company's Board of Directors.

     At the Effective Time, the then directors of the Purchaser will be the initial directors of the Company, as the Surviving Corporation, each to hold office in accordance with the Restated Articles and the Bylaws of the Company, as the Surviving Corporation, until each such director's successor is duly elected or appointed and qualified.

     Company Stock Options and Warrants. At or immediately prior to the Effective Time, each outstanding stock option to purchase Shares granted under any stock option plan, compensation plan or arrangement of the Company or outstanding warrant to purchase Shares shall be canceled and the holder of each such option or warrant (whether or not then vested or exercisable) shall be paid by the Company promptly after the Effective Time for each such option or warrant an amount equal to the product of (a) the excess, if any, of the merger consideration ($18.35 per Share) over the applicable exercise price per Share and (b) the number of Shares each holder could have purchased (assuming full vesting and exercisability of such option or warrant) had such holder exercised such option or warrant in full immediately prior to the Effective Time.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, (i) as soon as reasonably practicable following the acceptance for payment and purchase of Shares sufficient to meet the Minimum Condition by the Purchaser pursuant to the Offer, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting"), for the purpose of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts to obtain and furnish the information required to be included by the Company in the Company Proxy Statement (as defined below) and, after consultation with the Purchaser, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Company Proxy Statement") to be mailed to its shareholders at the earliest practicable time;
(iii) use its reasonable efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders; (iv) incorporate into the Company Proxy Statement written information provided by Parent concerning Parent and the Purchaser required to be included in the Company Proxy Statement; and (v) include in the Company Proxy Statement the recommendation of the Company's Board of Directors that the shareholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The Purchaser agreed that it shall, and shall cause any permitted assignee to, vote all Shares then owned by it which are entitled to vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that the Purchaser or any permitted assignee of the Purchaser acquires at least 90% of the outstanding Shares, the parties will, subject to the conditions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without approval of the Company's shareholders in accordance with the Georgia Business Corporation Code (the "GBCC").

     Interim Operations. In the Merger Agreement, the Company agreed that, except as otherwise expressly provided, the Company will not, and will not permit its subsidiaries to, without the prior written consent of Parent:

          (i) amend or propose to amend the charter, bylaws or other governing instruments of the Company or any of its subsidiaries;

          (ii) authorize for issuance, issue, sell, deliver, or agree or commit to issue, sell or deliver, dispose of, encumber or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any securities, except as disclosed in the disclosure schedules to the Merger Agreement or as required by agreements with the Company's employees under the Company's benefit plans as in effect as of the date of the Merger Agreement, or amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement;

          (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities, except intercompany cash dividends in the ordinary course of business;

          (iv) (a) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary course of business and in amounts not in excess of an aggregate of $1,000,000 (on a consolidated basis); (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice and in amounts not material to the Company and its subsidiaries, taken as a whole, and except for obligations of wholly-owned subsidiaries of the Company to the Company or to other wholly-owned subsidiaries of the Company; (c) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company or customary advances to employees in the ordinary course of business consistent with past practice for reasonable business expenses not to exceed an aggregate amount of $5,000 outstanding to any employee at any time) or make any change in its existing borrowing or lending arrangements for or on behalf of any such person, whether pursuant to a benefit plan of the Company or otherwise; (d) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (e) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

          (v) adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization of the Company or any of its subsidiaries;

          (vi) (a) make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants (other than general increases in wages to employees in the ordinary course consistent with past practice or other increases in each such instance as disclosed in the disclosure schedules to the Merger Agreement) or to persons providing management services; (b) pay any severance or termination cost or any bonus other than pursuant to written contracts in effect on the date of the Merger Agreement or disclosed in the disclosure schedules to the Merger Agreement) or enter into or amend any severance agreements with officers of the Company or any subsidiary; (c) make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than customary advances to employees in the ordinary course of business consistent with past practice for reasonable business expenses not to exceed an aggregate amount of $5,000 outstanding to any employee at any time); (d) adopt, amend or terminate any new or existing benefit plan (other than as required by applicable law); (e) permit a new option period to commence under the Company's employee stock purchase plan after the Special Meeting; or (f) make any expenditures for business entertainment purposes for any single event or occasion in excess of $1,000;

          (vii) acquire, sell, transfer, lease, encumber or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries, taken as a whole, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries, taken as a whole;

          (viii) except as may be required as a result of a change in law or in United States generally accepted accounting principles, change any of the tax or accounting principles or practices used by it or make any material tax election or amend any tax return previously filed or settle any material audit;

          (ix) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (x) (a) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (b) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries, taken as a whole; (c) authorize any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000; (d) make any capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000, provided, however, that no capital expenditures shall be made
     (I) to implement any information technology projects, (II) for transportation equipment, or (III) in respect of Field Marketing & Management, Inc.; (e) take any action whatsoever to implement or install the JD Edwards Software Program at any location at which the JD Edwards Software Program is not currently installed; or (f) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited under the Merger Agreement;

          (xi) discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities fully reflected or reserved against in, or contemplated by, the consolidated October 31, 1999 audited financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice;

          (xii) permit any insurance policy naming the Company as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, unless the Company shall have obtained a comparable replacement policy;

          (xiii) enter into or amend any employment contract between the Company or any subsidiary and any person having a base salary thereunder in excess of $100,000 per year (unless such amendment is required by law) that the Company or any subsidiary does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

          (xiv) commence or settle any litigation other than in accordance with past practice and, with respect to any settlement, for an amount greater than $100,000;

          (xv) enter into, modify, amend or terminate any material contract (including any standstill agreement, loan contract with an unpaid balance exceeding $100,000 or any of the agreements referred to in Section 5.10 of the Merger Agreement) or waive, release, compromise or assign any material rights or claims, except for modifications, in the ordinary course of business and consistent with past practice, to quantities specified in purchase orders;

          (xvi) take any action that would adversely affect the ability of any party to the Merger Agreement to perform its covenants and agreements under the Merger Agreement;

          (xvii) take any action that would cause an event of default under any material contract;

          (xviii) cause (or permit to exist) any circumstances that would result in a material adverse effect to the Company; or

          (xix) take, or agree in writing or otherwise to take, any of the actions described above or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect as of the date when made.

     No Solicitation. In the Merger Agreement, the Company has agreed that the Company and its subsidiaries will not, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or knowingly encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) a substantial portion of the assets of, or a substantial equity interest in, the Company or any of its subsidiaries or any recapitalization, business combination or similar transaction with the Company or any of its subsidiaries (any such proposal or offer being an "Acquisition Proposal") or participate in any negotiations regarding, or furnish to any other person any non-public information with respect to, or take any other action to knowingly facilitate the making of an Acquisition Proposal. Notwithstanding the foregoing,
(a) the Company may engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations and may furnish such third party information concerning the Company and its subsidiaries, in each case only in response to a request for such information or access which was not solicited, initiated or knowingly encouraged by the Company or any of its affiliates, (b) the Company's Board of Directors or the Special Committee may take and disclose to the Company's shareholders a position contemplated by Rule l4e-2 promulgated under the Exchange Act and (c) following receipt of an Acquisition Proposal from a third party, the Company's Board of Directors or the Special Committee may withdraw or modify its recommendation with respect to the Merger, but in each case referred to in the foregoing clauses only to the extent that the Company's Board of Directors or the Special Committee shall conclude in good faith after consultation with legal counsel that the failure to take such action could reasonably be determined to be a breach of the Company's Board of Directors' or the Special Committee's fiduciary obligations to the Company's shareholders under applicable law.

     In connection with any party's Acquisition Proposal, the Company is required to enter into an appropriate confidentiality agreement with such party. The Company is required to immediately cease all existing activities, discussions and negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. From and after the execution of the Merger Agreement, the Company is required to promptly notify the Purchaser of the receipt of any Acquisition Proposal, and, in any such notice to the Purchaser, shall indicate in reasonable detail the material terms thereof and the identity of the other party or parties involved.

     Directors' and Officers' Indemnification. For a period of six and one-half (6 1/2) years after the Effective Time, Parent agreed that all rights to indemnification or exculpation now existing in favor of the present and former directors, officers, employees, and agents of the Company and its subsidiaries with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect and shall not be amended, repealed, or otherwise modified in any manner that will adversely affect the rights of such individuals. After the Effective Time, Parent and the Surviving Corporation agreed, to the fullest extent that a Georgia corporation may now or thereafter legally indemnify its own officers and directors, to indemnify and hold harmless, each present director or officer of the Company and each subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether asserted or commencing before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director occurring before or at the Effective Time (including, without limitation, the Merger and all actions taken in contemplation of, or to effect the Merger), for a period of six and one-half
(6 1/2) years after the date of the Merger Agreement.

     The Surviving Corporation is required to maintain the Company's existing officers' and directors' liability and fiduciary insurance policies for a period of five years after the Effective Time; provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms not materially less favorable to such former directors or officers; provided, further, that if the Company's existing directors' liability insurance expires, is terminated or canceled during such period, the Surviving Corporation will use its reasonable efforts to obtain substantially similar insurance; provided, however, that in no event shall the Surviving Corporation be required to pay aggregate annual premiums for insurance in excess of 200% of the current annual premiums paid by the Company (the "Premium Amount"). In the event that, but for the last proviso of the immediately preceding sentence, the Surviving Corporation would be required to expend more than the Premium Amount, the Surviving Corporation would nonetheless be required to purchase the maximum amount of such insurance obtainable by payment of the Premium Amount.

     In the event that the Surviving Corporation or Parent or any of their respective successors or assigns after the Effective Time (i) consolidates with or merges with any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, the parties agreed that then, and in each case, proper provision will be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, will assume the obligations with respect to indemnification set forth in
Section 5.6 of the Merger Agreement. The Company is required to request prior to the Effective Time general releases from all directors and former directors (who were directors at any time after October 31, 1997) and officers of the Company and its subsidiaries, releasing

Parent, the Company and its subsidiaries and their officers, directors, employees and agents of any claim that they or any of them may have against Parent, the Company or its subsidiaries (and their officers, directors, employee and agents), exclusive of employment compensation obligations or obligations arising under Section 5.6 of the Merger Agreement.

     Rights Agreement. In the Merger Agreement, the Company agreed to take all necessary action (including, if required, redeeming all of the outstanding Rights or amending or terminating the Rights Agreement) so that (i) entering into the Merger Agreement and consummation of the Merger do not and will not result in any person becoming able to exercise any Rights under the Rights Agreement or enabling or requiring the Rights to be separated from the shares of Common Stock to which they are attached or to be triggered or to become exercisable and (ii) no Rights are outstanding at the Effective Time.

     Change of Control Agreements. The Company has change of control agreements with certain employees of the Company that provide certain benefits upon (i) consummation of the Merger and/or (ii) a termination of employment of such employee following the Effective Time. In the Merger Agreement, Parent agreed to take all appropriate steps necessary to give reasonable advance notice prior to the acceptance for payment and payment for the Shares tendered in the Offer of its then present intention to continue employment, or not to continue employment, to each such employee; provided, however, that such expression of present intention by Parent will not create any rights in favor of any such employee and will not constitute a binding commitment of Parent.

     Termination; Fees. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company, by mutual written consent of the Boards of Directors of Parent, the Purchaser and the Company, and also in the following circumstances:

          (a) by Parent or the Company if (i) any court or governmental entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement (including the denial of any consent of a governmental entity required for consummation of the Merger) and such order, decree, ruling or other action is or shall have become final and nonappealable or (ii) if Shares shall not have been purchased pursuant to the Offer on or prior to October 31, 2000; provided, however, that the right to terminate the Merger Agreement under such provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Purchaser to purchase the Shares pursuant to the Offer on or before such date; or

          (b) by Parent if neither Parent nor the Purchaser is in material breach of the Merger Agreement and either (i) prior to the purchase of the Shares pursuant to the Offer, the Company's Board of Directors shall have withdrawn, modified, failed to reaffirm or changed (including by amendment of the Company's Schedule 14D-9) its recommendation or approval in respect of the Offer, the Merger Agreement or the Merger, or shall have adopted any resolution to effect the foregoing, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal; or (ii) prior to the purchase of the Shares pursuant to the Offer, it shall have been publicly disclosed, or Parent shall have learned, that any person, entity or "group" (as that term is defined in Section 13(d)(3) of the Exchange
     Act), other than the Purchaser or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right, or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or

          (c) by Parent if, prior to the purchase of the Shares pursuant to the Offer, there shall have been a breach of the Company's representation set forth in Section 3.2(a) of the Merger Agreement (relating to the capitalization of the Company) or covenant set forth in Section 5.1(c) of the Merger Agreement (relating to capital stock) or a material breach of any of the Company's other representations, warranties or covenants which breach cannot be or has not been cured within ten (10) days following receipt of written notice of such breach; or

          (d) by the Company if, prior to the purchase of Shares sufficient to meet the Minimum Condition pursuant to the Offer, there shall have been a material breach of any of the Purchaser's representations, warranties or covenants which breach cannot be or has not been cured within ten (10) days of the receipt of written notice thereof; or

          (e) by Parent if, due to an event that if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions set forth in Annex B of the Merger Agreement, the Purchaser shall have failed to commence the Offer on or prior to the tenth (10th) business day after the public announcement of the Merger Agreement (the "Offer Deadline"); provided that Parent may not terminate the Merger Agreement pursuant to such provision if Parent or the Purchaser (x) is in material breach of the Merger Agreement or (y) has not exercised such right by the close of business on or before the tenth (10th) business day following the Offer Deadline; or

          (f) by the Company if, prior to the purchase of Shares sufficient to meet the Minimum Condition by the Purchaser pursuant to the Offer, a person or group (other than Parent or any of its affiliates) shall have made a bona fide Acquisition Proposal that the Company's Board of Directors or the Special Committee determines in good faith that failing to accept or recommend to the Company's shareholders such Acquisition Proposal could reasonably be determined to constitute a breach of the fiduciary duties of the Company's Board of Directors or the Special Committee to the Company's shareholders under applicable law after consultation with (i) a nationally recognized investment banking firm regarding the financial superiority of the Acquisition Proposal and (ii) legal counsel; provided that termination under such provision shall not be effective until payment of the fee required by Section 7.3 of the Merger Agreement; or

          (g) by Parent if the Purchaser shall have terminated the Offer, or the Offer shall have expired without the Purchaser purchasing any Shares thereunder; provided that Parent may not terminate the Merger Agreement pursuant to such provision if (x) the Purchaser has failed to purchase Shares in the Offer in violation of the material terms thereof or (y) the Purchaser has not exercised such right by the close of business on or before the fifth (5th) business day following the termination or expiration of the Offer in accordance with its terms; or

          (h) by the Company if the Purchaser or any of its affiliates shall have failed to commence the Offer on or prior to the Offer Deadline other than due to an event that if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions set forth in Annex B of the Merger Agreement; provided, that the Company may not terminate the Merger Agreement pursuant to this provision if the Company is in material breach of the Merger Agreement.

     If the Merger Agreement is terminated by Parent pursuant to Section 7.1(d) of the Merger Agreement, if the Merger is not consummated as a result of the failure of the Company to satisfy any of the conditions set forth in Section 6.1(c) of the Merger Agreement, or if the Merger Agreement is terminated by Parent pursuant to Section 7.1(c)(i) of the Merger Agreement or the Company pursuant to Section 7.1(g) of the Merger Agreement, then the Company is required to promptly pay Parent the sum of (A) $1 million, plus (B) all the out-of-pocket costs and expenses of Parent, including costs of counsel, investment bankers, actuaries and accountants, up to but not exceeding an additional $2 million in the aggregate.

     If no payment is due under the preceding paragraph and the Merger Agreement is terminated or the Merger is not consummated, then the Company is required to promptly pay Parent all the out-of-pocket costs and expenses of Parent, including costs of counsel, investment bankers, actuaries and accountants, up to but not exceeding $2 million in the aggregate, unless (i) the Agreement is terminated pursuant to Section 7.1(a) or 7.1(e) of the Merger Agreement, or (ii) the Merger is not consummated because the conditions set forth in Section 6.1(b) of the Merger Agreement are not satisfied.

     If, after the date of the Merger Agreement and within twelve (12) months following (a) any termination of the Merger Agreement (i) by Parent pursuant to
Section 7.1(c) or 7.1(d) of the Merger Agreement, or

(ii) by the Company pursuant to Section 7.1(g) of the Merger Agreement, or (b) the failure to consummate the Merger by reason of any failure of the Company to satisfy the conditions enumerated in Section 6.1(c) of the Merger Agreement, any third party shall acquire, merge with, combine with, purchase a significant amount of assets of (including a significant amount of assets of, or the stock of, any subsidiary of the Company), or engage in any other business combination with, or purchase any equity securities involving an acquisition of 20% or more of the voting stock of, the Company on terms that are financially superior to those of the Offer, or enter into any letter of intent or agreement to do any of the foregoing (collectively, a "Superior Business Combination"), such third party that is a party to the Superior Business Combination shall pay to Parent,
(A) upon execution of such letter of intent or agreement relating to such Superior Business Combination, the sum of (i) $1 million, which amount represents the best estimate by the parties to the Merger Agreement of the value of the management time, overhead, opportunity costs and other unallocated costs of Parent incurred by or on behalf of Parent in connection with the Merger Agreement and the Offer which cannot be calculated with certainty, plus (ii) all the out-of-pocket costs and expenses of Parent, including costs of counsel, investment bankers, actuaries and accountants, up to but not exceeding an additional $2 million in the aggregate and (B) upon the consummation of any Superior Business Combination that occurs within the later of 24 months from the date of the Merger Agreement or 12 months from the date of such letter of intent or agreement, an amount in cash equal to the product of $8 million and the percentage of the Company assets or equity securities acquired in the Superior Business Combination, which sum represents additional compensation for Parent's loss (including expenses) as a result of the Merger Agreement not being consummated. The amounts owed under the preceding clauses (A) and (B) shall be reduced by any amounts previously paid to Parent pursuant to the other provisions of Section 7.3 of the Merger Agreement. In no event will the aggregate amount paid to Parent pursuant to all provisions of Section 7.3 of the Merger Agreement exceed $8 million. In the event such third party refuses to pay such amounts within ten days of demand therefor by Parent, the amounts will be an obligation of the Company and will be paid by the Company promptly upon notice to the Company by Parent.

     Representations and Warranties. The Company has made customary representations and warranties to Parent with respect to, among other things, its organization and qualification, subsidiaries, capitalization, authority, consents and approvals, violations, the Company's reports filed with the Commission, financial statements, undisclosed liabilities, certain changes, taxes, litigation, employee benefit plans, environmental liability, compliance with applicable laws, material contracts, patents, trademarks, trade names, copyrights and registrations, labor matters, real property, information supplied, and the Company Proxy Statement.

     Dividends and Distributions; Changes in Stock. As described above, the Merger Agreement provides that prior to the time the directors of the Purchaser have been elected to the Board of Directors of the Company, the Company will not
(i) authorize for issuance, issue, sell, deliver, or agree or commit to issue, sell or deliver, dispose of, encumber or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class of any securities, except as disclosed pursuant to the Merger Agreement or as required by agreements with the Company's employees under the Company's benefit plans as in effect as of the date of the Merger Agreement, or amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement; or (ii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities, except intercompany cash dividends in the ordinary course of business (or enter into any agreements, arrangements, plans or understandings with respect to any of the foregoing).

     Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if (i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has not expired or terminated, (ii) the Minimum Condition has not been satisfied or waived, or (iii) if at any time on or after April 28, 2000, and before the time for payment for Shares, any of the following events shall exist:

          (a) any domestic or foreign federal, state or local governmental, regulatory or administrative agency or authority or legislative body or commission shall have instituted any action, proceeding, application, claim or suit, or shall have promulgated, entered, enforced, enacted, proposed, issued or made applicable to the Offer or the Merger any statute, rule, regulation, judgment, order or injunction which directly or indirectly (i) challenges, seeks to make illegal, prohibits or makes illegal, or imposes any material limitations on, Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the businesses or assets of Parent or the Purchaser, taken as a whole, or of the Company or its subsidiaries, taken as a whole, or compels Parent or the Purchaser or their affiliates to dispose of or hold separate any material portion of the business or assets of the Company or its subsidiaries, taken as a whole, (ii) challenges, seeks to make illegal, prohibits or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (iii) restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (iv) imposes material limitations on the ability of Parent or the Purchaser to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters presented to the Company's shareholders, (v) seeks to obtain or obtains material damages as a result of the transactions contemplated by the Offer or the Merger or (vi) seeks to require divestiture by Parent or the Purchaser or any of their subsidiaries or affiliates of any Shares, and in the case of (v) or (vi) above, is likely to have a material adverse effect on the Company, provided that the Purchaser shall have used reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

          (b) the Company shall have breached its representations and warranties, or failed to perform or comply with any of its covenants and agreements contained in the Merger Agreement, which breach or failure shall have a material adverse effect;

          (c) the Merger Agreement shall have been terminated in accordance with its terms;

          (d) (i) it shall have been publicly disclosed or Parent shall have otherwise learned that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange
     Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or (ii) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to an Acquisition Proposal or other business combination with the Company; or

          (e) the Company's Board of Directors shall have withdrawn, modified, failed to reaffirm or changed (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Parent or the Purchaser or shall have adopted any resolution to effect the foregoing, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal, which in the judgment of the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser other than a material breach of the Merger Agreement by Parent or the Purchaser) giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

TENDER AND OPTION AGREEMENT

     Tender of Shares. The Purchaser and the Tendering Shareholders have entered into the Tender and Option Agreement. Upon the terms and subject to the conditions of such agreement, the Tendering Shareholders have severally agreed
(i) to validly tender or cause the record owner of any Shares to tender all Shares beneficially owned by each Tendering Shareholder pursuant to the Offer, not later than the fifth business day after commencement of the Offer or, with respect to any Shares acquired directly or indirectly, or otherwise beneficially owned, by any of the Tendering Shareholders in any capacity after April 28, 2000, and prior to the termination of the Tender and Option Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of a purchase, dividend, distribution, gift, bequest, inheritance or as a successor-in-interest in any capacity (including a fiduciary capacity) or otherwise ("After-Acquired Shares"), within one business day following the acquisition thereof, (ii) not to withdraw any Shares so tendered without the prior written consent of the Purchaser except upon receipt of notice from the Purchaser that it is exercising the Option to acquire the Shares and (iii) to withdraw all Shares tendered in the Offer immediately upon receipt of notice from the Purchaser that it is exercising the Option in order that the Purchaser may acquire such Shares. The Tendering Shareholders have agreed that the Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to the terms and conditions of the Offer.

     Option to Purchase. In order to induce the Purchaser to enter into the Merger Agreement, the Tendering Shareholders have granted to the Purchaser an irrevocable option, exercisable in whole but not in part (the "Option") to purchase all of the Shares beneficially owned by such Tendering Shareholders (the "Option Shares") at a purchase price per Share equal to $18.35. Pursuant to the Tender and Option Agreement, the Purchaser's Option will terminate in the event the Merger Agreement is terminated under any circumstances other than

          (i) by Parent, if neither Parent nor the Purchaser is in material breach of the Agreement and either (a) prior to the purchase of Shares, the Board of Directors of the Company withdrew, modified, failed to reaffirm or changed (including by amendment of the Company's Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have adopted any resolution to effect the foregoing or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal; or (b) prior to the purchase of Shares pursuant to the Offer, the Company publicly disclosed, or Parent learned, that any person, entity or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, will have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right, or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or

          (ii) by Parent if, prior to the purchase of Shares pursuant to the Offer, there is (a) a breach of the Company's representation set forth in
     Section 3.2(a) of the Merger Agreement (relating to the capitalization of the Company) or covenant set forth in Section 5.1(c) of the Merger Agreement (relating to capital stock); or (b) a material breach of any of the Company's other representations, warranties or covenants which breach cannot be or has not been cured within ten (10) days following receipt of notice of such breach; or

          (iii) by Parent if, due to an event that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to the Offer, the Purchaser failed to commence the Offer on or prior to the Offer Deadline (as defined in the Merger Agreement), provided that neither Parent nor the Purchaser is in material breach of the Merger Agreement and has exercised such right by the close of business on or before the tenth (10th) business day following the Offer Deadline; or

          (iv) by the Company, if, prior to the purchase of Shares sufficient to meet the Minimum Condition by Parent pursuant to the Offer, a person or group (other than Parent or any of its affiliates) shall have made a bona fide Acquisition Proposal that the Board of Directors of the Company or the Special Committee determines in good faith that failing to accept or recommend to the Company's shareholders such Acquisition Proposal could reasonably be determined to constitute a breach of the fiduciary duties of the Board of Directors of the Company or the Special Committee to the Company's shareholders under applicable law after consultation with: (a) a nationally recognized investment banking firm regarding the financial superiority of the Acquisition Proposal and (b) legal counsel; provided that such termination shall not be effective until payment of the fee required by Section 7.3 of the Merger Agreement.

     In the event of termination of the Option, or termination of the Merger Agreement under any circumstances other than those described above, the Option will continue for a period of 90 days thereafter so long as (i) all applicable waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been terminated and (ii) there is not then in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority or legislative body or commission prohibiting the exercise of the Option.

     If, within twelve (12) months following the exercise of the Option by the Purchaser, the Purchaser, directly or indirectly, sells, transfers or otherwise disposes of any or all of the Shares acquired upon exercise of the Option or the Offer to a third party (or realizes cash proceeds in respect of such Shares as a result of a distribution to shareholders of the Company following the sale of substantially all of the Company's assets) in connection with a transaction whereby the third party is acquiring the entire equity interest in the Company pursuant to a merger, tender offer, exchange offer, sale of assets, sale of shares or a similar business transaction (a "Subsequent Sale") at a per Share price in excess of $18.35 (the "Subsequent Sale Price"), then the Purchaser will pay to each Tendering Shareholder, within five (5) days of receipt of payment by the Purchaser, an amount equal to such Tendering Shareholder's pro rata share of fifty percent (50%) of the excess of the Subsequent Sale Price over $18.35, multiplied by the number of Shares sold in the Subsequent Sale.

     Assignment of Dividends and Other Distributions. The Tendering Shareholders have assigned to the Purchaser any and all dividends and other distributions that may be declared, set aside or paid by the Company with respect to the Tendering Shareholders' Shares during the term of the Tender and Option Agreement.

     Voting. Each Tendering Shareholder has agreed that (for so long as the Merger Agreement is in effect), at any meeting of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, he will vote (or cause to be voted) his Shares (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender and Option Agreement and any actions required in furtherance thereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Tender and Option Agreement; and (c) except as otherwise agreed to in writing in advance by the Purchaser, against any of the following actions or agreements (other than the Merger Agreement or the transactions contemplated thereby): (i) any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Merger, the Offer and the transactions contemplated by the Tender and Option Agreement and the Merger Agreement; (ii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (iii) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (iv) any change in the management or the Company's Board of Directors, except as contemplated by the Merger Agreement; (v) any change in the present capitalization or dividend policy of the Company; (vi) any amendment of the Company's articles of incorporation or bylaws; or (vii) any other material change in the Company's corporate structure or business. Notwithstanding anything to the contrary contained in the Tender and Option Agreement, each Tendering Shareholder who is also a member of the Board of Directors of the Company will be free to act in his or her capacity as a member of the

Company's Board of Directors and to discharge his or her fiduciary duty as such. Each Tendering Shareholder agreed, at the request of the Purchaser, to execute and deliver to the Purchaser an irrevocable proxy.

     Representations and Warranties and Certain Covenants. In connection with the Tender and Option Agreement, each Tendering Shareholder has made certain representations, warranties and covenants, including, without limitation, with respect to ownership of Shares, the Tendering Shareholder's power and authority to enter into and perform his obligations under the Tender and Option Agreement, the receipt of requisite governmental consents and approvals, absence of conflicts, absence of liens and encumbrances on and in respect of the Tendering Shareholder's Shares, finder's fees, reliance by the Purchaser, confidentiality, and the solicitation of acquisition proposals.

     Restriction on Transfer, Proxies and Non-Interference; Stop Transfer
Order. In connection with the Tender and Option Agreement, each Tendering Shareholder agreed, while the Tender and Option Agreement is in effect and except as specifically contemplated therein, not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any Shares or any interest therein, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of any Tendering Shareholder untrue or incorrect or have the effect of preventing or disabling any Tendering Shareholder from performing his or her obligations under the Tender and Option Agreement. In furtherance of the Tender and Option Agreement, concurrently with the execution of the Tender and Option Agreement, the Tendering Shareholders authorized the Company to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (as defined in the Tender and Option Agreement) and any additional Shares of Common Stock acquired by any Tendering Shareholder after the execution date and that the Tender and Option Agreement places limits on the voting and transfer of such shares.

     Additional Shares. Each Tendering Shareholder further agreed, at the request of the Purchaser, to exercise, exchange or convert his or her Rights into shares of Company Common Stock, so as to constitute After-Acquired Shares under the Tender and Option Agreement. In order to facilitate the exercise at the request of the Purchaser of any such Right, the Purchaser agreed to loan to any requesting Tendering Shareholder funds sufficient to allow such Tendering Shareholder to exercise the Right. Such loan is not to be interest bearing and, at the Purchaser's option, is to be secured by a pledge of the shares of Company Common Stock acquired upon exercise of such Right. Each Tendering Shareholder agreed to promptly notify the Purchaser in writing of the number of After-Acquired Shares that may be acquired by such Tendering Shareholder, if any, after the date of the Tender Option Agreement.

CONFIDENTIALITY AGREEMENT

     Guardian Industries and the Company entered into a confidentiality agreement on February 10, 2000 (the "Confidentiality Agreement"). The Confidentiality Agreement addressed the "Evaluation Material," which is comprised of all information provided to Guardian Industries except (i) information already in the possession of Guardian Industries, provided that the information is not known to Guardian Industries to be subject to another confidentiality agreement or similar arrangement; (ii) information that becomes publicly available other than as a result of disclosure by Guardian Industries or certain representatives of Guardian Industries and (iii) information that is available to Guardian Industries on a non-confidential basis from a source other than the Company or certain affiliates of the Company, provided that the source is not known by Guardian Industries to be bound by a confidentiality agreement.

     Guardian Industries and the Company agreed that the Evaluation Material would be used solely for the purpose of evaluating a possible transaction with the Company and that Guardian Industries would keep the Evaluation Material confidential, disclosing it only to certain representatives of Guardian Industries. Unless the Company discloses the existence of an offer by Guardian Industries or indicates an intention to pursue another offer that is not financially superior to an offer of Guardian Industries, Guardian Industries and its affiliates agreed not to disclose that any discussions or negotiations were in progress between Guardian Industries and the Company and agreed not to disclose the details of any such discussions.

     Guardian Industries further agreed with the Company that Guardian Industries would not, unless requested in writing by the Company or unless the Company announced its intention to pursue an offer or transaction that is not financially superior to that of Guardian Industries': (i) propose, or state a willingness to propose, a transaction with the Company or any holders of the Company's securities, or (ii) acquire or assist, advise or encourage any person to acquire, directly or indirectly, control of the Company or a portion of the Company's securities in excess of 4.9% or any of the Company's businesses or assets for a period of two years from February 10, 2000. This period would be reduced to one year from February 10, 2000 if the Company terminates all discussions with third parties for a change of control transaction and does not pursue a transaction with any party as contemplated by the Confidentiality Agreement.

     If, after February 10, 2000, the Company enters into another confidentiality agreement with a third party in connection with a proposed change of control transaction between the Company and such third party and such a confidentiality agreement contains restrictions different from the restrictions of the Confidentiality Agreement, the Company is required to notify Guardian Industries and Guardian Industries will have the option to amend the Confidentiality Agreement to include such different terms.

     Guardian Industries acknowledged that neither the Company nor its representatives or advisors made any representations or warranties regarding the accuracy or completeness of the Evaluation Material and that neither the Company nor its representatives or advisors will have any liability to Guardian Industries resulting from the use of the Evaluation Material.

     In the event Guardian Industries does not proceed with a transaction with the Company within a reasonable time, Guardian Industries agreed to promptly redeliver all written Evaluation Materials and any other written material containing or reflecting any information in the Evaluation Material to the Company and agreed that neither Guardian Industries nor its representatives or advisors would retain any copies, extracts or other reproductions in whole or in part of such written material relating to the Evaluation Materials.

     Guardian Industries agreed to indemnify and hold harmless the Company and certain of its representatives from any damages or other losses or expenses resulting from the disclosure or use of the Evaluation Material by Guardian Industries or its representatives contrary to the terms of the Confidentiality Agreement.

THE CBP MERGER AGREEMENT

     The terms of the CBP Merger Agreement (as hereinafter defined) are similar to those of the Merger Agreement, other than provisions relating to the Offer, the cash consideration per Share, the possible designation by the Purchaser of certain persons to the Company's Board of Directors, the amount of the termination fee, the provisions of certain of the covenants to be maintained by the Company and that the transaction with CBP Holdings, Inc. was subject to the receipt of financing. In connection with the execution of the Merger Agreement with Parent and the Purchaser, the Company terminated the CBP Merger Agreement on April 28, 2000.

     Under the CBP Merger Agreement, termination of the CBP Merger Agreement and the execution of a letter of intent or agreement relating to any superior business combination, including the Merger Agreement with Parent and the Purchaser, requires the payment to CBP Holdings, Inc. by the third party that is a party to the superior business combination of certain amounts that, upon the consummation of any superior business combination, will total $5 million. In the event the third party refuses to timely pay such amounts, the amounts will be an obligation of the Company and will be paid by the Company promptly upon notice to the Company by CBP Holdings, Inc.

     In accordance with the Dallas County Court's order, neither the Company nor Parent or the Purchaser has paid any part of the $5 million termination fee under the CBP Merger Agreement, but they may be required to do so if the temporary restraining order is not extended.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION

     Recommendation of the Special Committee. At a meeting held on April 27, 2000, the Special Committee (as hereinafter defined) (i) unanimously determined that each of the Offer and the Merger, both as contemplated by the Merger Agreement, is fair to and in the best interests of the shareholders of the Company (other than Parent and its affiliates); (ii) unanimously approved, and recommended that the Board of Directors approve the Merger Agreement and all transactions contemplated thereby, enter into the Merger Agreement and proceed with and consummate the Offer, the Merger and all other transactions contemplated by the Merger Agreement; and (iii) recommended that the Board of Directors recommend acceptance of the Offer and, if necessary, approval and adoption of the Merger Agreement and approval of the Merger by the shareholders of the Company.

     Recommendation of the Board of Directors. At a meeting held on April 28, 2000, after hearing the Special Committee's recommendation, the Board of Directors, by unanimous vote of all directors and based on, among other things, the recommendation of the Special Committee, (i) determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company (other than Parent and its affiliates); (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including, without limitation, any purchase of Shares by means of the Merger Agreement, the Offer, the Merger or the Tender and Option Agreement; and (iii) recommended that the Company's shareholders accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt the Merger Agreement and approve the Merger. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF NECESSARY, APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

BACKGROUND

     The Company, at various times over the past several years, has considered various strategic alternatives for the Company to maximize shareholder value, including the possible sale of the Company. From time to time during this period, the Company has been contacted by, and has initiated contact with, a number of entities to explore various transactions involving a possible change of control. While none of these contacts (other than those described below) resulted in a definitive agreement, the Company's Board of Directors has considered whether a combination with any of these entities would be strategically advantageous to the Company and in the best interests of its shareholders and has considered other strategic alternatives available to the Company.

     On August 24, 1999, the Company's Board of Directors adopted resolutions authorizing management of the Company to engage a financial advisor to explore strategic alternatives for the Company to maximize shareholder value. Subsequent to August 24, 1999, the management of the Company reported to the Company's Board of Directors that, prior to engaging a financial advisor for the Company, the management had been presented with several indications of interest on the part of third parties to possibly acquire all of the issued and outstanding Shares. Subsequent to such report to the Company's Board of Directors, the management of the Company engaged in various preliminary discussions with several parties about a possible transaction with the Company, including transactions potentially involving affiliates of the Company.

     In early October 1999, the Company's Board of Directors appointed J. Veronica Biggins and Lawrence P. Klamon to serve as a special committee of outside directors (the "Special Committee") for the purpose of considering, evaluating and making recommendations to the full board on strategic alternatives available to the Company to maximize shareholder value. The Special Committee selected Mr. Klamon as its chairman and engaged the investment banking firm of Credit Suisse First Boston Corporation ("Credit Suisse First Boston") as its financial advisor and the law firm of Locke Liddell & Sapp LLP as its outside legal advisor to assist in this process. From October 1999 through early January 2000, the Special Committee received and pursued indications of interest from various parties about possible transactions involving the sale of the Company. Among the parties that indicated a serious interest in pursuing a transaction with the Company were CGW Southeast Partners IV, L.P., an investment fund affiliated with several directors of the Company ("CGW"), and Citicorp Venture Capital, Ltd., a subsidiary of Citigroup Inc. ("Citicorp Venture Capital"). On December 4, 1999, the Company agreed to reimburse CGW for certain expenses in connection with its preparation of an offer. Although CGW and Citicorp Venture Capital initially proposed separate transactions for consideration by the Special Committee, the parties ultimately joined together with senior management of the Company to form an investment group (the "Investment Group") that offered to acquire all of the outstanding Shares at $15.10 per Share. Credit Suisse First Boston rendered an opinion to the Special Committee and the Board of Directors of the Company dated January 17, 2000, to the effect that, as of the date of the opinion and based upon and subject to the matters described in the opinion, the merger consideration provided for in the CBP Merger Agreement (as hereinafter defined) was fair, from a financial point of view, to the holders of the Company's Common Stock, other than CBP Holdings, Inc. and its affiliates. In connection with its engagement, Credit Suisse First Boston was not requested to, and did not, solicit third-party indications of interest in the possible acquisition of all or a part of the Company. No other limitations were imposed on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

     On January 17, 2000, the Special Committee recommended to the full board of the Company that this offer by the Investment Group be accepted and later that day the Board of Directors approved and the Company entered into a merger agreement (the "CBP Merger Agreement") with CBP Holdings, Inc., the entity formed by the Investment Group. The transaction was publicly announced on January 18, 2000. The CBP Merger Agreement, among other things, was conditioned on receipt of financing, contained a nonsolicitation provision and provided for the payment to CBP Holdings, Inc. of $5 million in expense reimbursement and break-up fees if the CBP Merger Agreement was thereafter terminated for various reasons, including termination following receipt of a superior offer to acquire the Company.

     On January 21, 2000, representatives of Guardian Industries notified the Special Committee's financial advisor that Guardian Industries was interested in making a competing bid for the Company. On February 1, 2000, Guardian Industries sent the Special Committee a letter offering to acquire all of the outstanding Shares for $17.00 per Share and requesting an opportunity to meet. On February 7, 2000, the Company and Guardian Industries executed a confidentiality agreement and meetings were held in Atlanta and Dallas between representatives of the Company, the Special Committee, Credit Suisse First Boston and Guardian Industries. On February 10, 2000, Guardian Industries and the Company executed a revised confidentiality agreement and on February 11, 2000, the Company and Guardian Industries separately announced publicly Guardian Industries' proposal to acquire all of the outstanding Shares. Over the course of the next several weeks, Guardian Industries' representatives and advisors conducted a due diligence examination of the Company.

     On February 10, 2000, Bradco Supply Corporation and Barry Segal (collectively, the "Bradco Group") jointly filed a Schedule 13D with the Commission to report that they had together purchased approximately 444,900 Shares (approximately 5.13% of the then outstanding Shares). The Bradco Group stated that they believed the Investment Group's proposed acquisition price of $15.10 per Share to be inadequate and that they were seeking to purchase approximately 60% of the outstanding Shares at $16.25 per Share in the open market or in privately negotiated transactions. They further indicated their intent to merge Bradco's operations into the Company and work with the Company's management to grow the combined companies. The Bradco Group subsequently filed an amended Schedule 13D on February 16, 2000, to report an increase in ownership by 104,500 Shares, to 549,400 Shares (approximately 6.33% of the then outstanding Shares).

     The Special Committee subsequently notified the Bradco Group that it was considering Guardian Industries' proposal and, in light of its superior terms, did not believe that further consideration of the Bradco Group's proposal was warranted at that time. On February 18, 2000, the Bradco Group further amended their Schedule 13D filing to report that they had no further interest in pursuing a transaction with the Company and that they intended to hold their Shares for investment purposes.

     On January 28, 2000, a purported shareholder class action lawsuit was filed in Fulton County, Georgia against the Company and its directors in connection with the CBP Merger Agreement. Subsequently, the Special Committee was notified that additional suits had been filed both in Fulton County, Georgia and Dallas

County, Texas. Each suit was purportedly filed on behalf of the Company's shareholders and contained allegations challenging the adequacy and fairness of the CBP Merger Agreement. By letter dated February 23, 2000, the Investment Group notified the Company of the Investment Group's waiver, for a period of ten days from the date of the letter, of the nonsolicitation provision of the CBP Merger Agreement. On February 24, 2000, a temporary restraining order was issued by the Dallas County Court that temporarily restrained the Company and its directors from abiding by the nonsolicitation provision and the termination fee payment provisions of the CBP Merger Agreement and from triggering the Rights Agreement with respect to any potential bidders who offer $15.10 per Share or more for all of the outstanding Shares. During the next several weeks while Guardian Industries was conducting its due diligence examination, the Special Committee's financial advisor and the Company's senior management contacted various third parties to determine whether there was any other interest in pursuing a transaction with the Company on terms more favorable to shareholders than those proposed to date by CBP Holdings, Inc. or Guardian Industries. The Special Committee received no proposals during this period from any third party other than CBP Holdings, Inc. and Guardian Industries.

     Prior to the completion of Guardian Industries' due diligence examination, CBP Holdings, Inc. advised the Special Committee that it was increasing its offer to acquire all of the Shares to $18.25 per Share and that it had obtained a financing commitment for up to $30 million in additional funds from Owens Corning, a significant supplier to the Company, to support the increased price. On March 20, 2000, Guardian Industries was advised of this development. On March 26, 2000, the Special Committee met and reviewed the situation, and concluded that it was advisable to recommend that the Company accept the revised proposal from CBP Holdings, Inc. On March 27, 2000, the Board of Directors approved the revised proposal and executed an amendment to the CBP Merger Agreement which increased the merger price to $18.25 per Share.

     Thereafter, Guardian Industries advised representatives of the Special Committee that Guardian Industries remained interested in acquiring the Company and additional discussions were had between representatives of Guardian Industries and the Special Committee and their advisors. On April 3, 2000, Guardian Industries delivered to the Special Committee a letter offering to acquire all of the outstanding Shares for $18.50 per Share through a cash tender offer followed by a merger and without any financing condition. The Special Committee met on April 7, 2000 to consider Guardian Industries' offer which by its terms expired at 5:00 p.m. on that date. On the same date, prior to the Special Committee meeting, CBP Holdings, Inc. delivered a letter to the Special Committee indicating that it intended to increase its offer to $19.00 per Share and that it was obtaining revised financing commitment letters in order to permit it to so increase its offer. Prior to the Special Committee meeting, representatives of the Special Committee informed representatives of Guardian Industries of this development and gave Guardian Industries the opportunity to increase its offer or extend its expiration date, which it declined to do. At its meeting later that day, the Special Committee reviewed and discussed the status of the competing bids. Shortly after the meeting, representatives of the Special Committee contacted representatives of Guardian Industries and indicated that, if Guardian Industries were willing to offer $19.50 per Share and sign an agreement promptly, the Special Committee was prepared to recommend acceptance to the Company's board. On April 10, 2000, Guardian Industries representatives responded to the Special Committee's proposal by indicating that Guardian Industries was not prepared to offer $19.50 per Share and that Guardian Industries would wait for further developments. The Special Committee then asked both Guardian Industries and CBP Holdings, Inc. to submit their best and final offers on or before April 13, 2000. On April 13, 2000, Guardian Industries tendered a letter to counsel for the Special Committee while CBP Holdings, Inc. notified the committee that it needed an additional day before submitting its best and final offer. The Special Committee extended the deadline one day to April 14, 2000. On April 14, 2000, CBP Holdings, Inc. delivered a letter to the Special Committee offering to purchase all of the outstanding Shares for $19.50 per Share and Guardian Industries delivered a letter to the Special Committee offering to purchase all the outstanding Shares for $18.50 per Share. The offer from CBP Holdings, Inc. was subject to a financing condition while Guardian Industries' offer was not.

     On April 17, 2000, the Special Committee met to consider the respective offers. Shortly before the meeting, Guardian Industries delivered a letter to the Special Committee withdrawing its $18.50 per Share offer and, during the Special Committee meeting, counsel to CBP Holdings, Inc. contacted the Special

Committee and requested that no action on CBP Holdings Inc.'s offer be taken before contacting representatives of CBP Holdings, Inc. As a result, the Special Committee adjourned its meeting. Later that day, representatives of the Special Committee contacted representatives of CBP Holdings, Inc. who informed them that CBP Holdings Inc.'s $19.50 per Share offer was being withdrawn, but that the amended CBP Merger Agreement to pay $18.25 per Share remained in effect. After these developments, representatives of the Special Committee contacted representatives of Guardian Industries to explain what had happened and requested that Guardian Industries reconsider the withdrawal of its $18.50 per Share offer. During the following week, various conversations were held between representatives of the Special Committee and CBP Holdings, Inc. and between representatives of Guardian Industries and the Special Committee.

     On April 27, 2000, Guardian Industries delivered a letter to the Special Committee proposing to acquire all of the outstanding Shares for $18.35 per Share and additionally proposing to increase the expense reimbursement and break-up fee provision in the proposed Guardian Industries agreement from $5 million to $8 million. After receiving Guardian Industries' proposal, the Special Committee met later that night to review and consider the situation and, after discussion and receipt of an oral fairness opinion (which was later confirmed in writing) from Credit Suisse First Boston, concluded to approve the Guardian Industries proposal and recommend its acceptance by the full board of the Company. On April 28, 2000, the full board of the Company met to receive the recommendation of the Special Committee, and after review and discussion, unanimously approved Guardian Industries' current proposal. Later that day, the Merger Agreement was signed by the Company, Parent and the Purchaser and the CBP Merger Agreement was terminated. On May 1, 2000, the transaction was publicly announced. In accordance with the Dallas County Court's order, neither the Company nor Parent or the Purchaser has paid any part of the $5 million termination fee under the CBP Merger Agreement, but they may be required to do so if the temporary restraining order is not extended.

REASONS FOR THE RECOMMENDATION

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, the Special Committee and the Board of Directors has considered a number of factors including:

          (i) the financial condition, results of operations, cash flows, business and prospects of the Company, including the consequences of the Company's remaining independent;

          (ii) the fact that the structure of the transaction proposed by Guardian Industries should result in a rapid consummation of the transaction;

          (iii) the fact that no other party has submitted to the Special Committee a proposal as attractive as the transaction proposed by Guardian Industries, either as to price or as to other terms and conditions, that has not been withdrawn;

          (iv) the fact that in view of the discussions held with various parties and the number and identity of parties contacted, the Special Committee and its financial advisor believed it was unlikely that in the near term any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its shareholders than the Offer and the Merger or that would be as certain to be consummated within the same timeframe as the Offer and the Merger;

          (v) the opinion of Credit Suisse First Boston, dated April 28, 2000, to the Special Committee, to the effect that, as of such date and based upon and subject to the matters described in the opinion, the $18.35 cash consideration to be paid for the Shares in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of the Common Stock (other than Parent and its affiliates). The full text of Credit Suisse First Boston's written opinion dated April 28, 2000, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Annex A and is filed herewith as Exhibit (a)(2) and incorporated herein by reference. Credit Suisse First Boston's opinion is directed only to the fairness, from a financial point of view, of the $18.35 per Share cash consideration to be paid for the Shares in the Offer and the Merger pursuant to the Merger Agreement to the holders of the Common Stock (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer, vote in favor of the Merger or as to any other matter relating to the Offer or the Merger. HOLDERS OF THE SHARES ARE URGED TO READ SUCH OPINION CAREFULLY;

          (vi) the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including that the Offer Price represents a premium of approximately 64% over the closing price of the Shares on the New York Stock Exchange on January 14, 2000, the last full trading day prior to the Board of Directors approval of the CBP Merger Agreement;

          (vii) valuations based on premiums paid in comparable acquisition transactions and discounted cash flow analysis of the Company's business;

          (viii) the extensive arms-length negotiations between the Special Committee and its advisors on behalf of the Company and Guardian Industries leading to the belief of the Board of Directors that $18.35 per Share represented the highest price per Share that could be negotiated with Guardian Industries;

          (ix) the history and progress of the Special Committee's or Credit Suisse First Boston's discussions with other parties regarding a transaction for some or all of the Common Stock and the fact that none of such parties made an offer to the Special Committee or Credit Suisse First Boston as attractive as the transaction proposed by Guardian Industries, either as to price or as to other terms and conditions;

          (x) that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          (xi) the fact that the Purchaser's obligations under the Offer are not subject to any financing condition, and the representation of Parent and the Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger;

          (xii) the limited ability of Parent and the Purchaser to terminate the Offer or the Merger Agreement;

          (xiii) the fact that, pursuant to the Merger Agreement, the Company and its representatives have a limited ability to (a) furnish to a third party who has submitted an unsolicited acquisition proposal information concerning the Company's business, properties or assets and (b) participate in discussions or negotiations with such a third party concerning an unsolicited acquisition proposal;

          (xiv) the fact that, pursuant to the Merger Agreement, the Special Committee or the Board of Directors has the right to terminate the Merger Agreement if, prior to the purchase of Shares by the Purchaser, the Company has received an Acquisition Proposal and the Special Committee or the Board of Directors has determined in good faith, after consultation with a nationally recognized investment banking firm regarding the financial superiority of the Acquisition Proposal and legal counsel, that failing to accept or recommend to the Company's shareholders such Acquisition Proposal could reasonably be determined to constitute a breach of its fiduciary duties under applicable law;

          (xv) the circumstances upon which the $8 million termination fee becomes payable by the Company to Parent;

          (xvi) the conditions to the Offer;

          (xvii) the other provisions of the Offer and the Merger Agreement;

          (xviii) the terms and conditions of the Tender and Option Agreement;

          (xix) the consents and approvals required to consummate the Merger and the favorable prospects for receiving all such consents and approvals; and

          (xx) that, while the Offer gives the Company's shareholders the opportunity to realize a premium over the price at which the Shares had recently traded, the consummation of the Offer and the Merger would eliminate the opportunity for shareholders to participate in any future growth and profits of the Company.

     The foregoing discussion of information and factors considered and given weight by the Special Committee and the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Special Committee and the Board of Directors. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board of Directors found it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. In addition, individual members of the Special Committee and the Board of Directors may have given different weights to different factors.

INTENT TO TENDER

     To the best knowledge of the Company, after making reasonable inquiry, certain of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer or to vote in favor of the Merger. These shareholders, who together own approximately 4.3% of the issued and outstanding Shares, have entered into the Tender and Option Agreement with the Purchaser pursuant to which they have agreed to (i) grant the Purchaser an irrevocable option to purchase all of the Shares owned by them, (ii) tender and, in the event such irrevocable option is not theretofore exercised, sell the Shares owned by them in the Offer and (iii) vote the Shares owned by them in favor of the Merger.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to the terms of an engagement letter dated as of December 23, 1998, as amended, the Company engaged Credit Suisse First Boston to act as financial advisor to the Special Committee of the Board of Directors of the Company. As part of its role as financial advisor, Credit Suisse First Boston delivered a fairness opinion to the Special Committee in connection with the Offer and the Merger. Pursuant to the engagement letter, Credit Suisse First Boston received or will receive from the Company: (i) a financial advisory fee of $200,000, which is creditable against the opinion fee; (ii) a fee for delivery of its fairness opinion of $850,000, which is creditable against the transaction fee; and (iii) if the Offer and the Merger are consummated, a transaction fee equal to 1% of the aggregate consideration. The Company also has agreed to reimburse Credit Suisse First Boston for reasonable out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify Credit Suisse First Boston and related parties against certain liabilities arising out of Credit Suisse First Boston's engagement.

     Credit Suisse First Boston and its affiliates have in the past provided financial services to the Company unrelated to the Offer and the Merger. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the equity securities of the Company for their own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

     Except as disclosed herein and in the Offer to Purchase, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     On April 28, 2000, Ronald R. Ross individually granted to the Purchaser an irrevocable option to purchase 66,944 Shares at an exercise price of $18.35 per Share pursuant to the terms of the Tender and Option Agreement.

     On April 28, 2000, Walter J. Muratori individually granted to the Purchaser an irrevocable option to purchase 137,502 Shares at an exercise price of $18.35 per Share pursuant to the terms of the Tender and Option Agreement.

     On April 28, 2000, Garold E. Swan individually granted to the Purchaser an irrevocable option to purchase 6,717 Shares at an exercise price of $18.35 per Share pursuant to the terms of the Tender and Option Agreement.

     On April 28, 2000, C. Steven Gaffney individually granted to the Purchaser an irrevocable option to purchase 109,462 Shares at an exercise price of $18.35 per Share pursuant to the terms of the Tender and Option Agreement.

     On April 28, 2000, John S. Davis individually granted to the Purchaser an irrevocable option to purchase 560 Shares at an exercise price of $18.35 per Share pursuant to the terms of the Tender and Option Agreement.

     On April 28, 2000, Thomas R. Miller individually granted to the Purchaser an irrevocable option to purchase 805 Shares at an exercise price of $18.35 per Share pursuant to the terms of the Tender and Option Agreement.

     On April 28, 2000, J. Veronica Biggins individually granted to the Purchaser an irrevocable option to purchase 2,000 Shares at an exercise price of $18.35 per Share pursuant to the terms of the Tender and Option Agreement.

     On April 28, 2000, Alan K. Swift individually granted to the Purchaser an irrevocable option to purchase 4,500 Shares at an exercise price of $18.35 per Share pursuant to the terms of the Tender and Option Agreement.

     On March 31, 2000, Ronald R. Ross acquired 334 Shares at a price of $14.662 per Share under the Company's 1995 Qualified Employee Stock Purchase Plan.

     On March 31, 2000, Garold E. Swan acquired 327 Shares at a price of $14.662 per Share under the Company's 1995 Qualified Employee Stock Purchase Plan.

     On March 31, 2000, Kirk Black acquired 41 Shares at a price of $14.662 per Share under the Company's 1995 Qualified Employee Stock Purchase Plan.

     On March 31, 2000, Tom Miller acquired 40 Shares at a price of $14.662 per Share under the Company's 1995 Qualified Employee Stock Purchase Plan.

     On March 31, 2000, John S. Davis acquired 20 Shares at a price of $14.662 per Share under the Company's 1995 Qualified Employee Stock Purchase Plan.

     Except as set forth in this Item 6, no transactions in the Shares during the past 60 days have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by the Company which relates to or would result in (i) a tender offer or other acquisition of the Shares by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

RIGHTS AGREEMENT

     The following is a summary of the material terms of the Rights Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which has been filed with the Commission as Exhibit 1 to the Company's Registration Statement on Form 8-A, filed with the Commission on August 29, 1997, the First Amendment to Rights Agreement, dated as of January 17, 2000, a copy of which has been filed with the Commission as Exhibit 99.2 to the Company's Registration Statement on Form 8-A/A, filed with the Commission on February 1, 2000, and the Second Amendment to Rights Agreement, dated as of April 28, 2000, a copy of which has been filed with the Commission as Exhibit
4.2 to the Company's Current Report on Form 8-K, filed with the Commission on May 5, 2000.

     On August 19, 1997, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on September 10, 1997. This dividend distribution was made on or about September 24, 1997. Each Right entitles the registered holder to purchase from the Company one ten-thousandth (1/10,000) of a share of Series A Preferred Stock, no par value (the "Preferred Stock"), at a purchase price of $72.00 per one ten-thousandth (1/10,000) of a share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     The Rights were attached to all Common Stock certificates representing shares of the Company then outstanding, and no separate Rights Certificates were distributed. The Rights are to separate from the Company's Common Stock upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") (which term does not include an "Exempt Person" as defined in the Rights Agreement) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of the Company's Common Stock (the "Stock Acquisition Date") or (ii) ten (10) business days (or such later date as the Board of Directors of the Company shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. The date the Rights separate is referred to as the "Distribution Date."

     Until the Distribution Date, (i) the Rights will be evidenced by the Company's Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after September 10, 1997 contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for the Company's Common Stock outstanding also constituted the transfer of the Rights associated with the Company's Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and are to expire at the close of business on September 10, 2007, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except in connection with shares of the Company's Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities hereafter issued by the Company, or as otherwise determined by the Board of Directors, only shares of the Company's Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged, (ii) any person shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding shares of the Company's Common Stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries or (B) an offer for all outstanding shares of the Company's Common Stock at a price and upon terms and conditions which a majority of the Disinterested Directors (as defined below) determines to be in the best interests of the Company and its shareholders), or (iii) there occurs a reclassification of securities, a recapitalization of the Company or any of certain business combinations or other transactions (other than certain consolidations and mergers involving the Company and sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than one percent (1%) the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price of the Right. However, Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company shall enter into a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of the Company's Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right. The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The purchase price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) immediately above).

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one ten-thousandth (1/10,000th) of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of the Company's Common Stock, the Board of Directors of the Company may, without payment of the purchase price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of the Company's Common Stock at an exchange ratio of one-half (1/2) the number of shares of the Company's Common Stock (or in certain circumstances Preferred Stock) for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights (subject to adjustment).

     At any time until ten (10) business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of the Company's Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

     The term "Disinterested Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Disinterested Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company or in the event that the Rights are redeemed.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date; provided, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, inconsistency or defect, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable; and, provided, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors.

DISSENTERS' RIGHTS

     No dissenters' rights are available under the GBCC in connection with the Offer. However, if the Merger is consummated holders of Shares that do not tender their Shares in the Offer will have certain rights under Article 13 of the GBCC to dissent from the Merger and to demand payment in cash of the fair value of their Shares. A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to properly follow the steps set forth in Article 13 of the GBCC and in a timely manner to perfect whatever rights the beneficial owner may have. The dissenters' rights provided by Article 13 of the GBCC, if the statutory procedures are complied with in connection with the Merger, could lead to a judicial determination of the fair value (excluding any appreciation or depreciation in value arising from the accomplishment of the Merger) being required to be paid in cash to such dissenting shareholders for their Shares. Any such judicial determination of the fair value of the Shares could be based on considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. Shareholders considering seeking appraisal in connection with the Merger should be aware that the "fair value" of their Shares determined under Article 13 could be more than, the same as or less than the price being paid in the Offer, and that the opinion of Credit Suisse First Boston as to fairness, from a financial point of view, of the cash consideration to be paid for Shares in the Offer and the Merger pursuant to the Merger Agreement is not an opinion as to fair value under Article 13 of the GBCC. The cost of any appraisal proceeding will be determined by the court and may be assessed against the parties as the court deems equitable in the circumstances. The court may order that all or a portion of the attorneys' fees incurred by the dissenting shareholder in connection with any dissenters' rights proceeding be charged pro rata against the value of all Shares of Common Stock entitled to dissenters' rights.

GOING-PRIVATE TRANSACTIONS

     Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless, among other things, the Merger is completed more than one year after termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding the Company and certain information regarding the fairness of the Merger and the consideration offered to minority shareholders of the Company be filed with the Commission and disclosed to such minority shareholders prior to consummation of the Merger.

STATE TAKEOVER LAWS

     A number of states (including the State of Georgia in which the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, shareholders, principal executive offices or principal places of business therein. Except as set forth below, neither Parent nor the Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Each of Parent and the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, Parent and/or the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Parent and/or the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Parent and/or the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See the Offer to Purchase.

     Sections 14-2-1110 through 1132 of the GBCC restrict certain "business combinations" with an "interested shareholder" (generally, any person who owns or has the right to acquire 10% or more of the corporation's outstanding voting stock) of a Georgia corporation that has expressly elected to be governed by these provisions. The restrictions of Sections 14-2-1110 through 1132 of the GBCC are inapplicable to the Merger, the Offer and the related transactions because the Company has not elected to be governed by these provisions.

ANTITRUST

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Parent currently anticipates making such filing on or about May 17, 2000. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Eastern time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Purchaser, or of the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

CANADIAN COMPETITION ACT

     The merger provisions of the Canadian Competition Act (the "Competition Act") permit the Commissioner of Competition appointed thereunder (the "Commissioner") to apply to the Competition Tribunal (the "Tribunal") to seek relief in respect of a merger which prevents or lessens, or is likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a completed merger, ordering a dissolution of the merger or a disposition of assets or shares, and in the case of a proposed merger, prohibiting completion of the transaction.

     The Competition Act also requires parties to certain proposed mergers which exceed specified size thresholds to provide the Commissioner with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of the prescribed waiting period, prior to completing the transaction. In lieu of, or in addition to, filing a prescribed notification form, which can be either short-form or long-form, and awaiting the expiration of the prescribed waiting period, a party to a proposed merger may apply to the Commissioner for an advance ruling certificate ("ARC"), which may be issued by the Commissioner if he is satisfied he would not have sufficient grounds on which to apply to the Tribunal for an order under the merger provisions in respect to the transaction. The Purchaser and the Company will be filing a short-form pre-merger notification with the Commissioner and applying for an ARC.

     The proposed acquisition may not be completed until 14 days after a short-form pre-merger notification has been filed with the Commissioner unless prior to the expiration of that time the Commissioner either (i) gives notice that he does not intend to make an application to the Tribunal under section 92 of the Competition Act in respect of the proposed acquisition, or (ii) requires that a long-form pre-merger notification filing be made. If a long-form pre-merger notification filing is required, the proposed acquisition may not be completed until 42 days after the long-form filing is made, unless prior to the expiration of that time the Commissioner gives notice that he does not intend to make an application the Tribunal under section 92 of the Competition Act in respect of the proposed acquisition.

     In either case, the issuance of an ARC prior to the expiration of the applicable waiting period terminates the waiting period. An ARC precludes the Commissioner from applying to the Tribunal for an order in respect of the proposed transaction solely on the basis of information that is the same or substantially the same as that upon which the ARC was issued, provided that the proposed acquisition is substantially completed within one year after the ARC is issued. There can be no assurance, however, that an ARC will be granted.

     There can be no assurance that a challenge to or in respect of the consummation of the transaction contemplated by the Offer and the Merger on competition law grounds will not be made either prior to or following the consummation thereof or that, if such a challenge were made; Guardian Industries and the Company would prevail or would not be required to accept certain adverse conditions in order to consummate such transaction or following consummation thereof.

INVESTMENT CANADA ACT

     The Investment Canada Act is Canada's statute of general application governing the acquisition of control of Canadian businesses by non-Canadians. An investment governed by the Investment Canada Act is either notifiable or reviewable. A notifiable investment is simply one for which the acquiror must provide notice to the Investment Review Division of Industry Canada ("Investment Canada") at any time prior to the closing of the investment or within thirty
(30) days thereafter.

     A reviewable investment is one for which the acquiror must submit an application for review with prescribed information to Investment Canada. With certain limited exceptions relating to the type of business carried on by the target company, a direct acquisition of a Canadian business by a non-Canadian that qualifies as a "WTO investor" for purposes of the Act is reviewable only if the value of the assets acquired is equal to or greater than Cdn $192 million as set forth in the audited financial statements of the target company for its most recently completed fiscal period.

     Before a reviewable investment may be completed, the Minister of the federal Cabinet responsible for Investment Canada must determine that the investment is likely to be of "net benefit to Canada." The Minister has an initial 45-day period to make his determination from the date of receipt of the Investment Review Division of a completed application for review. The Minister may, at his discretion, extend this initial 45-day period for a further thirty
(30) days by giving notice to the prospective acquiror. Any further extensions require the consent of the acquiror. If at the end of the 75-day period the Minister is not satisfied that the investment is likely to be of net benefit to Canada, he must send a notice to that effect to the prospective acquiror, and the acquiror has thirty (30) days to make representations and submit undertakings to the Minister in an attempt to change his decision.

     The Purchaser does not believe that an application for review will be necessary and believes that all that will be required is the filing of a notice thirty (30) days following the closing of the investment.

SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached hereto as Annex B is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's shareholders.

SHAREHOLDER LITIGATION

     The Company and its directors have been named as defendants in three purported shareholder class actions filed in the Superior Court of Fulton County in the State of Georgia (collectively, the "Georgia Actions"). The Georgia Actions are as follows:

     - Robin Gregg v. J. Veronica Biggins, Richard L. Cravey, Henry K. Hornish, Jr., Allen J. Keesler, L.P. Klamon, Walter J. Muratori, Ronald R. Ross, Alan K. Swift, Edwin A. Whalen, Jr. and Cameron Ashley Building Products, Inc.; Case No. 2000 CV 18586.

     - Richard Meshulum, M.D. v. Cameron Ashley Building Products, Inc., Ronald
       R. Ross, Walter J. Muratori, J. Veronica Biggins, Richard L. Cravey, Harry K. Hornish, Alan K. Swift, Edwin A. Wahlen, Jr. and Lawrence P. Klamon; Case No. 2000 CV 18793.

     - Ran Sharma v. Cameron Ashley Building Products, Inc., Harry K. Hornish, Walter J. Muratori, Alan Swift, Richard L. Cravey, Allen J. Keesler, Jr.,
       J. Veronica Biggins, Ronald R. Ross, Edwin A. Wahlen and Lawrence Klamon; Case No. 2000 CV 18677.

     The Company and its directors also have been named as defendants in two purported shareholder class actions filed in the County Court, Dallas County, Texas (collectively, the "Texas Actions"). The Texas Actions are as follows:

     - Anthony Rando v. Cameron Ashley Building Products, Inc., Harry K. Hornish, Walter J. Muratori, Alan K. Swift, Richard L. Cravey, Allen J. Keesler, Jr., J. Veronica Biggins, Ronald R. Ross, Edwin A. Wahlen, Jr. and Lawrence P. Klamon; Case No. 00-0972-D.

     - Maxwell Romotsky v. Cameron Ashley Building Products, Inc., Harry K. Hornish, Walter J. Muratori, Alan K. Swift, Richard L. Cravey, Allen J. Keesler, Jr., J. Veronica Biggins, Ronald R. Ross, Edwin A. Wahlen, Jr. and Lawrence P. Klamon; Case No. 00-0971-A

     Each of the five actions is similar. The complaints essentially allege that by entering into the CBP Merger Agreement with the Investment Group, the defendants were depriving the Company's public shareholders of their equity interests in the Company at a grossly unfair and inadequate price and were usurping the Company's growth opportunities and future prospects for the defendants' own benefit. Each complaint alleges that defendants have breached fiduciary duties in connection with the CBP Merger Agreement and seeks remedies in the nature of an injunction against the merger contemplated by the CBP Merger Agreement, an injunction against the payment of a $5 million termination fee contained in the CBP Merger Agreement, an order compelling the defendants to perform their fiduciary duties and an award of damages and attorneys fees in an unspecified amount.

     The plaintiffs' specific allegations include the following:

     - That the members of the Special Committee, as well as its advisors and legal counsel, are not independent and are biased in favor of the Investment Group over other potential bidders for the Company;

     - That the CBP Merger Agreement has given the Investment Group an unfair advantage over other potential bidders for the Company, and therefore impaired the bidding process, due to the $5 million termination fee provision included in the CBP Merger Agreement, the nonsolicitation covenant and a provision obligating the Company to disclose information regarding competing bids to the Investment Group;

     - That the members of the Board of Directors have acted in their own self interest by executing the CBP Merger Agreement at an inadequate price and including a $5 million termination fee provision without conducting an auction of the Company;

     - That the Company's Rights Agreement, which was waived for the CBP Merger Agreement, further chilled the bidding process and favored the Investment Group over other potential bidders; and

     - That the members of the Board of Directors have further acted in their self interest, at the expense of the Company's shareholders, by executing lucrative change of control agreements, stock option agreements and employment agreements in expectation of a merger.

     The Company and the other defendants deny the material allegations of the complaints and believe that the actions are without merit. The defendants believe that they have properly fulfilled all fiduciary duties owed to the shareholders of the Company, and therefore, intend to vigorously defend themselves against all of the actions.

     The Company and the other defendants have filed answers denying the material allegations in the Texas Actions, but they have not yet filed answers in the Georgia Actions. On February 24, 2000, the County Court in the Texas Actions issued a temporary restraining order prohibiting the defendants from (i) abiding by a nonsolicitation covenant contained in the CBP Merger Agreement,
(ii) making any payment to the Investment Group of a $5 million termination fee contained in the CBP Merger Agreement and (iii) triggering the Rights Agreement with respect to any potential bidders who offer $15.10 per Share or more for all of the outstanding Shares. The court has scheduled a temporary injunction hearing on June 13, 2000 to determine whether to extend the temporary restraining order through the date of trial. In accordance with the Dallas County Court's order, neither the Company nor Parent or the Purchaser has paid any part of the

$5 million termination fee under the CBP Merger Agreement, but they may be required to do so if the temporary restraining order is not extended.

ITEM 9. EXHIBITS.

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Text of press release issued by the Company, dated May 1,
                            2000 (previously filed on Schedule 14D-9 by the Company
                            on May 1, 2000 and incorporated herein by reference).
         (a)(2)          -- Opinion of Credit Suisse First Boston Corporation, dated
                            April 28, 2000 (attached as Annex A hereto).
         (a)(3)          -- Letter to Shareholders dated May 12, 2000.
         (e)(1)          -- Agreement and Plan of Merger, dated as of April 28, 2000, among Parent, the Purchaser and the Company (incorporated
                            by reference to Exhibit 2.2 to the Current Report on Form
                            8-K of the Company filed on May 5, 2000).
         (e)(2)          -- Tender and Option Agreement, dated as of April 28, 2000, by and between the Purchaser and certain shareholders of
                            the Company signatory thereto.
         (e)(3)          -- Confidentiality Agreement, dated February 10, 2000,
                            between Guardian Industries Corp. and the Company.
         (e)(4)          -- The Information Statement of the Company, dated May 12,
                            2000 (attached as Annex B hereto).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            CAMERON ASHLEY BUILDING
                                            PRODUCTS, INC.

                                            /s/ JOHN S. DAVIS
                                            Name: John S. Davis
                                            Title: Vice President and General
                                            Counsel

Dated: May 12, 2000

                                                                         ANNEX A

                                               CREDIT SUISSE FIRST BOSTON
                                               CORPORATION
                                               227 West Monroe Street
[CSBOSTON LOGO]                                Chicago, IL 60605-5016

April 28, 2000

Special Committee of the Board of Directors
Board of Directors
Cameron Ashley Building Products, Inc.
11651 Plano Road
Dallas, Texas 75243

Members of the Special Committee of the Board of Directors and the Board of Directors:

     You have asked us to advise you with respect to the fairness to the holders of the common stock of Cameron Ashley Building Products, Inc. ("Cameron"), other than Guardian Fiberglass, Inc. ("Guardian") and its affiliates, from a financial point of view of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of April 28, 2000 (the "Merger Agreement"), by and among Cameron, Guardian and CAB Merger Corp., a wholly owned subsidiary of Guardian ("Merger Sub"). The Merger Agreement provides for, among other things, (i) a tender offer by Merger Sub to purchase any and all outstanding shares of the common stock, no par value, of Cameron (the "Cameron Common Stock") at a purchase price of $18.35 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and
(ii) subsequent to the Tender Offer, the merger of Merger Sub with and into Cameron (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Cameron Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

     In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Cameron. We have also reviewed certain other information relating to Cameron, including financial forecasts, provided to or discussed with us by Cameron, and have met with the management of Cameron to discuss the business and prospects of Cameron. We have also considered certain financial and stock market data of Cameron, and we have compared those data with similar data for other publicly held companies in businesses similar to Cameron, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cameron as to the future financial performance of Cameron. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cameron, nor have we been furnished with any such evaluation or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof.

     We have acted as financial advisor to Cameron in connection with the Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee upon delivery of this opinion. Credit Suisse First Boston and its affiliates have in the past

                                               CREDIT SUISSE FIRST BOSTON
[CSBOSTON LOGO]                                CORPORATION

Special Committee of the Board of Directors
Board of Directors
Cameron Ashley Building Products, Inc.
April 28, 2000
Page  2

provided financial services to Cameron unrelated to the proposed Merger. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Cameron for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

     It is understood that this letter is for the information of the Special Committee of the Board of Directors and the Board of Directors of Cameron in connection with their evaluation of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to any matter relating to the Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, except that this letter may be attached in its entirety as an exhibit to Cameron's Schedule 14D-9 relating to the Tender Offer.

     Based upon and subject to the foregoing, it is our opinion that, as of April 27, 2000 and as of the date hereof, the Cash Consideration is fair to the holders of Cameron Common Stock (other than Guardian and its affiliates) from a financial point of view.

                                            Very truly yours,

                                            CREDIT SUISSE FIRST BOSTON
                                            CORPORATION

                                                                         ANNEX B

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                11651 PLANO ROAD
                              DALLAS, TEXAS 75243

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about May 12, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Cameron Ashley Building Products, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by CAB Merger Corp. (the "Purchaser"), a Georgia corporation and a wholly owned subsidiary of Guardian Fiberglass, Inc., a Delaware corporation ("Parent"), to a majority of seats on the Board of Directors (the "Board") of the Company.

     Pursuant to an Agreement and Plan of Merger, dated as of April 28, 2000 with Parent and the Purchaser (the "Merger Agreement"), the Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, no par value, of the Company (the "Common Stock"), including the associated Series A Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of August 19, 1997, as amended, at a price per Share of $18.35, net to the seller in cash (less any required withholding taxes), without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(2)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Parent and the Purchaser with the Securities and Exchange Commission (the "Commission") on May 12, 2000.

     The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Georgia Business Corporation Code, the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Parent. At the effective time (the "Effective Time"), each issued and outstanding Share (other than Shares held in the treasury of the Company or by any of its wholly owned subsidiaries, or owned by Parent or the Purchaser or held by shareholders who perfect and do not withdraw or otherwise lose their dissenters' rights under Georgia law) will be converted into the right to receive $18.35 in cash or any greater amount per Share paid pursuant to the Offer.

     The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on May 12, 2000 and which is being mailed to shareholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Guardian Industries Corp., a Delaware corporation ("Guardian Industries"), Parent, the Purchaser or the Designees (as defined herein) has been provided by Guardian Industries, Parent and the Purchaser. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 12, 2000. The Offer is currently scheduled to expire at 12:00 midnight, Eastern time, on Friday, June 9, 2000, unless the Purchaser extends it.

     The Shares are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the shareholders of the Company. As of May 11, 2000, there were 8,817,405 Shares issued and outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and acceptance for payment for any Shares by the Purchaser pursuant to the Offer or the Tender and Option Agreement which represents at least a majority of the Shares outstanding on a fully-diluted basis on the date of purchase, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors then serving on the Board multiplied by the ratio of the aggregate number of Shares beneficially owned by the Purchaser and any of its affiliates to the total number of Shares then outstanding (the "Designees"). The Company has agreed to take all action necessary to cause the Designees to be so elected or appointed to the Board, including, without limitation, increasing the size of the Board or, at the Company's election, securing the resignations of such number of its incumbent directors as are necessary to enable the Designees to be so elected or appointed to the Board, and will cause the Designees to be so elected or appointed. At such time, the Company also has agreed to cause persons designated by the Purchaser to constitute the same percentage, rounded up to the next whole number, as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. In the event that the Designees are elected to the Board, until the Effective Time, the Board will have at least two directors who were directors on the date of the Merger Agreement (the "Company Directors").

     Notwithstanding the foregoing, the Merger Agreement provides that, following the election of the Designees to the Board, after the acceptance for payment of the Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of the Company Directors is required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of the Purchaser's obligations under the Merger Agreement or
(iv) take any other action by the Board in connection with the Merger Agreement.

     The Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, to the best of the Purchaser's knowledge, except as set forth below, none of the Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions among Parent, the Purchaser and the Company that have been described in the Schedule TO or the Statement.

     The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Designees are set forth below. Unless otherwise indicated, each such individual has held his present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 2300 Harmon Road, Auburn Hills, Michigan 48326.

NAME, AGE, PRINCIPAL OCCUPATION AND HISTORY

     David A. Clark, 41, has been Chairman of the Building Products Group of Guardian Industries since January 2000, and President/Automotive Products Group of Guardian Industries since July 1999. Prior to that time he was Vice President/Corporate Finance & Acquisitions and Treasurer of Guardian Industries. He has also served as Chairman of Builder Marts of America, Inc. since May 1999. Mr. Clark has served as Treasurer of Parent for over five years and also serves as Director, Chairman and Treasurer of the Purchaser.

     Duane Faulkner, 56, has been President and General Manager of Parent for over five years, and Director of Parent since August 1998. Mr. Faulkner has also served as President (since August 1998) and Chief Executive Officer (since May
1999) of Builder Marts of America, Inc. Mr. Faulkner also serves as a Director and President of the Purchaser.

     Martin Powell, 47, has been Vice President/Sales & Marketing of Parent for over five years, and Director of Parent since August 1999; since August 1998, he has served as Senior Vice President of Builder Marts of America, Inc. Mr. Powell also serves as a Director of the Purchaser.

            PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

     The following table sets forth information with respect to beneficial ownership of the Common Stock as of May 11, 2000, by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors and named executive officers and (iii) all directors and executive officers as a group. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the indicated Shares.

                                                               NUMBER OF SHARES
                                                               OF COMMON STOCK     PERCENT OF
NAME                                                          BENEFICIALLY OWNED    CLASS(1)
----                                                          ------------------   -----------
CGW Southeast Partners I, L.P.(2)...........................        938,121           10.8
FMR Corp.(3)................................................        846,000            9.7
The Prudential Insurance Company of America(4)..............        774,400            8.9
T. Rowe Price Associates, Inc.(5)...........................        666,900            7.6
Dimensional Fund Advisors(6)................................        651,300            7.5
Barry Segal(7)..............................................        549,400            6.3
Heartland Advisors Inc.(8)..................................        500,000            5.7
Wilen Management Company, Inc.(9)...........................        491,800            5.6
Ronald R. Ross..............................................        189,335(10)        2.7
Walter J. Muratori..........................................        292,505(11)        3.4
Garold E. Swan..............................................         26,390(12)          *
C. Steven Gaffney...........................................        129,462(13)        1.5
John S. Davis...............................................         33,983(14)          *
Richard L. Cravey(2)........................................        938,121(15)       10.8
Edwin A. Wahlen, Jr.(2).....................................        938,121(15)       10.8
J. Veronica Biggins.........................................          9,667(16)          *
Harry K. Hornish............................................          5,667(17)          *
Lawrence P. Klamon..........................................              0              *
Alan K. Swift...............................................          4,500              *
All directors and executive officers as a group (13
  persons)..................................................      1,663,733(18)       19.1

---------------

  *  Represents less than 1% of the outstanding Shares.

 (1) Pursuant to the rules of the Commission, Shares that a person has the right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purposes of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Based upon a Schedule 13G filed with the Commission on October 15, 1998. The address of CGW Southeast Partners I, L.P. and the business address of Messrs. Cravey and Wahlen is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305.

 (3) Based upon a Schedule 13G filed with the Commission on February 11, 2000. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

 (4) Based upon a Schedule 13G filed with the Commission on January 31, 2000. The address of The Prudential Insurance Company of America is 751 Broad Street, Newark, New Jersey 07102-3777. Includes 216,200 Shares for which Prudential has sole voting power and sole dispositive power or both and 558,200 Shares for which Prudential is deemed to have shared voting power or shared dispositive power or both.

 (5) Based upon a Schedule 13G filed with the Commission on February 2, 2000. The address of T. Rowe Price Associates Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

 (6) Based upon a Schedule 13G filed with the Commission on February 3, 2000. The address of Dimensional Fund Advisors is 1299 Ocean Avenue, Santa Monica, California 90401.

 (7) Includes 2,000 Shares owned by Bradco Supply Corporation. Based upon a
     Schedule 13D jointly filed by Barry Segal and Bradco Supply Corporation with the Commission on February 16, 2000. The address of Barry Segal is c/o Bradco Supply Corporation, 13 Production Way, Avenel, New Jersey 07001.

 (8) Based upon a Schedule 13G filed with the Commission on January 18, 2000. The address of Heartland Advisors Inc. is 790 North Milwaukee Street, Milwaukee, Wisconsin 53202.

 (9) Based upon a Schedule 13G filed with the Commission on February 9, 2000. The address of Wilen Management Company, Inc. is 2360 West Joppa Road, Greenspring Station, Suite 226, Lutherville, Maryland 21093.

(10) Includes 120,000 Shares subject to options exercisable within 60 days and 370 Shares owned by his children.

(11) Includes 155,003 Shares subject to options exercisable within 60 days.

(12) Includes 20,000 Shares subject to options exercisable within 60 days.

(13) Includes 37,794 Shares subject to options exercisable within 60 days.

(14) Includes 33,443 Shares subject to options exercisable within 60 days.

(15) As managing directors of the corporate general partner of CGW Southeast Partners I, L.P. and of CGW Southeast Management Company, Messrs. Cravey and Wahlen share voting and investment power with respect to the Shares owned of record by CGW Southeast Partners I, L.P. and are, therefore, deemed to be the beneficial owners of such Shares.

(16) Includes 7,667 Shares subject to options exercisable within 60 days.

(17) Includes 5,667 Shares subject to options exercisable within 60 days.

(18) Includes a total of 412,913 Shares subject to options exercisable within 60 days.

                               BOARD OF DIRECTORS

TERMS OF DIRECTORS

     The directors of the Company are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

DIRECTOR INFORMATION

     The following information relates to the current directors of the Company.

     J. Veronica Biggins, 53, has been a director of the Company since October 1996. She is a partner with the executive search firm Heidrick & Struggles, specializing in senior management recruitment where she has been employed since February 1995. Previously, Ms. Biggins served as Assistant to the President of the United States and Director of Presidential Personnel from January 1994 to February 1995. Prior thereto, she was with NationsBank for 20 years serving in various positions including Executive Vice President for Corporate Community Relations. Ms. Biggins also serves on the board of directors for Avnet, Inc. and National Data Corporation.

     Richard L. Cravey, 55, has been a director of the Company since 1994. Mr. Cravey has served as a Managing Director of Cravey, Green & Wahlen, Incorporated since 1985, as a Managing Director of CGW Southeast Management Company since 1991, and as a Managing Director of CGW Southeast I, Inc., the general partner of CGW Southeast Partners I, L.P. since 1991. CGW Southeast Partners I, L.P. is an affiliate of the Company. Mr. Cravey also is a Managing Director of CGW Southeast IV, Inc., the general partner of CGW Southeast Partners IV, L.P. Mr. Cravey is also a director of AMRESCO, INC.

     Harry K. Hornish, 54, has been a director of the Company since October 1996. He is President and Chief Operating Officer of the Distribution Group of United States Filter Corporation, a manufacturer and distributor of water and sewer related products and systems. From November 1991 to October 1996, Mr. Hornish was President and Chief Executive Officer of The Utility Supply Group, Inc. prior to its sale to United States Filter in October 1996. He served as Vice President and General Manager of the Cameron Wholesale Division of CertainTeed Corporation prior to its purchase by CGW Southeast Partners I, L.P. in November 1991.

     Lawrence P. Klamon, 63, has been a director of the Company since September 1999. Mr. Klamon is a private investor. He served as President and Chief Executive Officer of Fuqua Enterprises, Inc., an Atlanta based, New York Stock Exchange listed medical products company from 1995 until the sale of that company in 1997. Prior thereto, Mr. Klamon was senior counsel to Alston & Bird, an Atlanta law firm, from 1991 to 1995. From 1967 to 1991, Mr. Klamon served in a variety of capacities, most recently as Chairman of the Board of Fuqua Industries, a Fortune 500 diversified holding company.

     Walter J. Muratori, 56, has been a director of the Company since 1994. Mr. Muratori has served as Vice Chairman and Chief Operating Officer of the Company since March 1998, as President of the Company since February 1994 and as President of Wm. Cameron & Co. since June 1997. He also served as Chairman of the Board of Ashley Aluminum L.L.C. ("Ashley"), formerly Ashley Aluminum, Inc., a subsidiary of the Company from June 1997 until its conversion to a limited liability company in November 1998. He previously served as President of Ashley from October 1991 to June 1997. From 1989 to 1991, Mr. Muratori served as President of Building Products, Inc., a division of Florida Progress Corporation and the parent of Ashley. From 1970 to 1986, Mr. Muratori held various sales and management positions at Ashley.

     Ronald R. Ross, 47, has been a director of the Company since 1994. Mr. Ross has served as Chief Executive Officer of the Company since September 1996, as Chairman of the Board of the Company since February 1994 and as Chairman of the Board and Chief Executive Officer of Wm. Cameron & Co., a subsidiary of the Company, since November 1996. From December 1991 to June 1997, he served as President of Cameron. Mr. Ross was Vice President, Operations of the Cameron Wholesale division of CertainTeed Corporation, a building products manufacturer, from September 1987 to September 1991 and served as Vice President and General Manager of the division until its sale in December 1991.

     Alan K. Swift, 49, has been a director of the Company since October 1997. Mr. Swift is Chairman of the Board of Field Marketing, Inc., a provider of merchandising and other in-field marketing services to national manufacturers and consumer goods companies. From May 1998 to June 1999 he served as Chairman of A-Three Services Agency, Ltd., a national fulfillment company specializing in promotional materials handling and database/direct marketing. From 1994 to May 1998, he served as Chief Executive Officer of Field Marketing. Field Marketing is a subsidiary of the Company. See "Related Party Transactions; Compensation Committee Interlocks and Insider Participation". He also was Chairman and Chief Executive Officer of Promotional Marketing, Inc., a marketing services company headquartered in Chicago, Illinois, from 1982 to 1994.

     Edwin A. Wahlen, Jr., 52, has been a director of the Company since August 1996. He has served as a Managing Director of Cravey, Green & Wahlen Incorporated since 1985, as Managing Director of its investment management affiliate, CGW Southeast Management Company since 1991, and as a Managing Director of CGW Southeast I, Inc., the general partner of CGW Southeast Partners I, L.P. since 1991. CGW Southeast Partners I, L.P. is an affiliate of the Company. Mr. Wahlen also is a Managing Director of CGW Southeast IV, Inc., the general partner of CGW Southeast Partners IV, L.P.

FORMER DIRECTORS

     Allen J. Keesler, Jr., a director of the Company since August 1996, resigned from the Board on May 21, 1999. After Mr. Keesler's resignation, the Board reduced the number of director positions from nine to eight.

     Donald S. Huml, a director of the Company since 1994, resigned from the Board on August 27, 1999. Mr. Klamon was appointed to fill the vacancy occurring in the Board by Mr. Huml's resignation.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     The Board has established standing executive, audit and compensation committees. The Company does not have a standing nominating committee.

     Executive Committee. The executive committee, which is comprised of Messrs. Cravey, Ross and Muratori, generally may exercise the authority of the Board, to the extent permitted by law, in the management of the Company between meetings of the Board. During fiscal 1999, the executive committee did not meet.

     Audit Committee. The audit committee, which is comprised of Messrs. Hornish and Klamon is responsible for recommending independent auditors, reviewing the scope and results of the audit engagement with the independent auditors and establishing and monitoring the Company's financial policies and control procedures. Mr. Klamon was appointed to the audit committee on December 14, 1999 to replace Mr. Huml. During fiscal 1999, the audit committee met four times.

     Compensation Committee. The compensation committee, which is comprised of Mr. Cravey and Ms. Biggins, is responsible for establishing salaries, bonuses and other compensation for the executive officers and for administering the stock incentive plans. Mr. Cravey was appointed to the compensation committee on January 1, 1999. During fiscal 1999, the compensation committee met four times.

     The Board functions as the nominating committee to select management's nominees for election as directors.

     During fiscal 1999, the Board met four times. Each director, during the period he or she was a director, attended at least 75% of the meetings of the Board and at least 75% of the total number of meetings of all of the committees on which he or she served.

RELATED PARTY TRANSACTIONS; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Richard L. Cravey and Edwin A. Wahlen, Jr. are each managing directors of CGW Southeast Management Company. CGW Southeast Management Company, an affiliate of CGW Southeast Partners I, L.P., was previously a party to a consulting agreement with the Company which expired on December 20, 1998. Under the agreement, the Company paid a monthly retainer fee to CGW Southeast Management Company for financial and management consulting services. CGW Southeast Management Company also was eligible to receive additional compensation, if approved by the Board at the end of the fiscal year, based upon the overall performance of the Company and its subsidiaries. The aggregate monthly fees paid by the Company in fiscal 1999 were $72,000. No additional compensation was paid at fiscal year-end. The consulting agreement was not renewed or replaced by any similar arrangement.

     Mr. Cravey and Mr. Wahlen each hold a one-third interest in the CGW Southeast Management Company, a one-third interest in the corporate general partner of CGW Southeast Partners I, L.P. that made a 1% investment in CGW Southeast Partners I, L.P., and a one-third interest in Le Select, a Georgia general partnership and limited partner of CGW Southeast Partners I, L.P. that owns a 5.33% limited partnership interest in CGW Southeast Partners I, L.P. Messrs. Cravey and Wahlen also are managing directors of CGW Southeast I, Inc. and of CGW Southeast Management Company.

     Alan K. Swift is Chairman of the Board and a minority shareholder of Field Marketing, a subsidiary of the Company. Mr. Swift, Field Marketing and the Company are parties to a stock purchase and option agreement dated October 31, 1997 pursuant to which the Company purchased a one-third equity interest in the common stock of Field Marketing for $2,640,000. In addition, the Company granted Mr. Swift and the other shareholders of Field Marketing "put" options for their remaining shares of Field Marketing common stock. Under the "put" options, the shareholders of Field Marketing may elect during specified options periods in each fiscal year until October 31, 2001 to require the Company to purchase their Field Marketing shares at a price based upon the financial performance of Field Marketing. Mr. Swift exercised put options for an aggregate exercise price of $813,000 in February 1999. The Company currently owns approximately 70% of Field Marketing.

     Mr. Swift did not serve on the compensation committee during fiscal 1999. Mr. Cravey was appointed to the compensation committee effective January 1, 1999 after expiration of the consulting agreement in December 1998.

     Ms. Biggins, who is a member of the compensation committee, is a partner of Heidrick & Struggles, which firm provided retained executive recruitment services to the Company in fiscal 1999. The amount paid by the Company for such services did not exceed 5% of consolidated gross revenues of either the Company or Heidrick & Struggles in fiscal 1999.

DIRECTOR COMPENSATION

     Members of the Board who are not officers or employees of the Company or its subsidiaries, are eligible to receive annual aggregate compensation equal to $25,000 (plus an additional $1,000 per meeting for each meeting attended in excess of four meetings per year) in a combination of monthly retainers, meeting fees and optional equity-based awards. All of these fees are paid in a lump sum at the end of the fiscal year. Each outside director receives a monthly retainer of $1,000 and a fee of $1,000 for each Board or committee meeting attended plus reimbursement for expenses incurred in serving as directors. Outside directors are also eligible to receive, at the end of each fiscal year, an award of 1,000 stock options under the Company's stock incentive plan at a discount to market value on the date of grant with a total value of $9,000. These options vest in full on the one year anniversary of the date of grant. Each outside director may elect to receive the total of monthly and meeting fees in the form of additional discounted stock options under the Company's stock incentive plan in lieu of cash.

     Upon the expiration of the consulting agreement in December 1998, Mr. Cravey and Mr. Wahlen became eligible to receive compensation for service as outside directors of the Company for fiscal 1999.

     At its meeting in December 1999, the compensation committee approved management's proposal to pay all outside director compensation for fiscal 1999 in cash in lieu of equity-based awards. The Company paid the following cash amounts to outside directors in 1999: Mr. Hornish, $25,000; Ms. Biggins, $26,000; Mr. Cravey, $25,000; Mr. Wahlen, $25,000; and Mr. Klamon, $11,000.

     The Company paid four of the outside directors additional compensation for serving on a special committee of the Board. This committee was formed in December 1998 to evaluate a proposal by an investment group, which included members of the Company's management, to acquire the Company. The proposed transaction was not completed. This special committee completed its work in March 1999. The Company paid the following amounts to the members of this special committee: $15,000 to Mr. Huml, as Chairman, and $10,000 each to Mr. Hornish, Mr. Keesler and Ms. Biggins.

     The Board has approved the Company paying $75,000 to Mr. Klamon, as Chairman, and $25,000 to Ms. Biggins, for their services as members of the special committee in negotiation of the Merger Agreement.

                       EXECUTIVE OFFICERS OF THE COMPANY

     The executive officers of the Company are Mr. Ross and Mr. Muratori, who are identified above, Garold E. Swan, C. Steven Gaffney, Kirk Black, John S. Davis and Thomas R. Miller.

     Garold E. Swan, 47, has served as Executive Vice President -- Chief Financial Officer and Treasurer of the Company and Wm. Cameron & Co. since April 1999. Prior to joining the Company, Mr. Swan served as Senior Vice President and Chief Financial Officer of PC Service Source, Inc., a personal computer service logistics provider, in 1998. From 1988 to 1997, Mr. Swan was employed by Fibreboard Corporation, serving as Vice President and Controller from 1988 to 1996 and as Vice President of Finance from 1996 through that company's acquisition by Owens Corning in 1997. Mr. Swan was employed by Arthur Andersen, LLP from 1977 to 1988.

     C. Steven Gaffney, 51, has served as Executive Vice President of the Company since 1994 and as President of Ashley division since June 1997. Mr. Gaffney was Executive Vice President of Ashley from 1991 to June 1997. He previously served as President of Ashley from 1989 to 1991 and as its Vice President from 1986 to 1989.

     Kirk Black, 38, has served as Executive Vice President and Chief Information Officer of the Company and Wm. Cameron & Co. since June 1999. Mr. Black was a Senior Consultant with IBM Corporation from 1997 to 1999 focusing on ERP and E-Commerce implementation initiatives. He served as Director of Supply Chain Systems for Paging Network, Inc., a paging and wireless service company, from 1995 to 1997. Mr. Black was employed by Andersen Consulting, LLP from 1983 to 1995.

     John S. Davis, 43, has served as Vice President -- General Counsel and Secretary of the Company since August 1994. Prior to joining the Company, he was employed as Associate Counsel -- Mergers and Acquisitions of Electronic Data Systems Corporation (EDS) from 1990 to August 1994. Mr. Davis was engaged in private legal practice prior to 1990.

     Thomas R. Miller, 50, has served as Vice President -- Human Resources of the Company since December 1994. From 1980 until December 1994, Mr. Miller served as Managing Director of Employee Relations for American Airlines, Inc.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION INFORMATION

     The following table summarizes compensation with respect to the fiscal years 1997, 1998 and 1999 earned by or paid to or accrued for the chief executive officer and the other four most highly compensated executive officers during fiscal 1999. J. Andrew Kerner, the former Executive Vice President and Chief Financial Officer, who resigned in March 1999 is included as a named executive officer for fiscal 1999. The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive payouts during fiscal 1997, 1998 or 1999. The named executive officers in the following tables were officers of the Company and Wm. Cameron & Co. or Ashley during fiscal 1997, 1998 and 1999 and were compensated by such companies for service in such capacities in the amounts set forth below.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                                                            COMPENSATION
                                                      ANNUAL COMPENSATION   ------------
                                                      -------------------    SECURITIES     ALL OTHER
                                                                             UNDERLYING    COMPENSATION
                                             FISCAL    SALARY     BONUS       OPTIONS      ------------
NAME AND CURRENT POSITION                     YEAR      ($)        ($)          (#)             $
-------------------------                    ------   --------   --------   ------------   ------------
Ronald R. Ross.............................   1999    391,731    258,240       60,179          4,800(1)
  Chairman of the Board &                     1998    295,192    181,600            0          4,800(1)
  Chief Executive Officer                     1997    275,000    209,575            0          4,763(1)
Walter J. Muratori.........................   1999    332,987    223,840       41,185         16,232(2)
  Vice Chairman, President &                  1998    251,141    164,640            0         18,297(2)
  Chief Operating Officer                     1997    233,872    220,050            0         13,627(2)
C. Steven Gaffney..........................   1999    175,526    165,312            0         16,350(2)
  Executive Vice President,                   1998    163,318    105,600       50,000         15,223(2)
  President -- Ashley Division                1997    137,818    123,240        6,994         12,398(2)
Garold E. Swan.............................   1999    121,154     44,100      100,000              0
  Executive Vice President --                 1998          0          0            0              0
  Chief Financial Officer(3)                  1997          0          0            0              0
J. Andrew Kerner...........................   1999     99,203          0       40,000              0
  Former Executive Vice President and         1998    124,038     48,411      100,000              0
  Chief Financial Officer(4)                  1997          0          0            0              0
John S. Davis..............................   1999    171,298     55,360       30,000          4,800(1)
  Vice President, General Counsel &           1998    160,000     48,400            0          4,800(1)
  Secretary                                   1997    120,000     50,000       33,443          3,948(1)

---------------

(1) Represents Wm. Cameron & Co.'s matching contribution under its 401(k) Plan.

(2) Represents Ashley's matching contribution under its 401(k) Plan and contributions to the Ashley profit sharing plan.

(3) Mr. Swan joined the Company in April 1999.

(4) Mr. Kerner joined the Company in April 1998 and resigned in March 1999.

EMPLOYEE STOCK OPTIONS

     The Company's incentive plans provide for the grant of awards in the form of non-qualified stock options, incentive stock options, stock appreciation rights and shares of restricted stock as well as several types of equity-based incentive compensation awards including performance units, performance shares, phantom stock, unrestricted bonus stock and dividend equivalent rights. All officers and several key employees of the Company and its subsidiaries, approximately 150 persons, are eligible to participate in the incentive plans. Set forth below is information relating to grants of options to purchase Shares made to the named executive officers in fiscal 1999 under the incentive plans. The Company did not grant any incentive stock options, stock appreciation rights or restricted stock during fiscal 1999.

                          OPTION GRANTS IN FISCAL 1999

                                        INDIVIDUAL GRANTS
                             ---------------------------------------   POTENTIAL REALIZABLE VALUE AT ASSUMED
                                           % OF TOTAL                       ANNUAL RATES OF STOCK PRICE
                                            OPTIONS                         APPRECIATION FOR OPTION TERM
                              OPTIONS      GRANTED TO    EXERCISE OR   --------------------------------------
                             GRANTED(1)   EMPLOYEES IN   BASE PRICE     EXPIRATION
NAME                             #        FISCAL YEAR     ($/SH)(2)        DATE         5%($)       10%($)
----                         ----------   ------------   -----------   ------------   ---------   -----------
Ronald R. Ross.............    41,235          6.9          11.81        5/25/09       306,262       776,129
                               18,944          3.2           2.95        5/25/09       308,546       524,410
Walter J. Muratori.........    28,220          4.7          11.81        5/25/09       209,597       531,160
                               12,965          2.2           2.95        5/25/09       211,164       358,898
C. Steven Gaffney..........         0           --             --          --               --            --
Garold E. Swan.............   100,000         16.8          13.00        4/12/09       817,563     2,071,865
J. Andrew Kerner...........    40,000          6.7          13.00       Cancelled           --            --
John S. Davis..............    30,000          5.0          13.00       10/29/07       212,713       522,912

---------------

(1) These options become exercisable in equal installments over a three- to five-year period. In the event of a change of control, the options listed above become immediately exercisable.

(2) The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned Shares or by offset of the underlying Shares, subject to restrictions.

     The following table presents information regarding the value realized through stock option exercises during fiscal 1999 and the value of unexercised options held by the named executive officers at October 31, 1999. There were no incentive stock options, stock appreciation rights or restricted stock outstanding during fiscal 1999.

      AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND FY-END OPTION VALUES

                                                                       NUMBER OF              VALUE OF
                                                                 SECURITIES UNDERLYING   UNEXERCISED OPTIONS
                                                                  UNEXERCISED OPTIONS      IN-THE-MONEY AT
                                          SHARES                     AT FY-END (#)            FY-END(1)
                                         ACQUIRED                ---------------------   -------------------
                                        ON EXERCISE    VALUE         EXERCISABLE/           EXERCISABLE/
NAME                                         #        REALIZED       UNEXERCISABLE          UNEXERCISABLE
----                                    -----------   --------   ---------------------   -------------------
Ronald R. Ross........................       0            0         120,000/140,180              0/107,507
Walter J. Muratori....................       0            0         155,003/ 81,186        726,306/ 73,576
C. Steven Gaffney.....................       0            0          37,794/ 30,000         82,566/      0
Garold E. Swan........................       0            0               0/100,000              0/      0
J. Andrew Kerner......................       0            0               0/      0              0/      0
John S. Davis.........................       0            0          33,443/ 10,000              0/      0

---------------

(1) Dollar values were calculated by determining the difference between the closing sale price of the Common Stock on October 29, 1999 of $8.625 per Share and the exercise price of such options.

EMPLOYMENT AGREEMENTS

     Mr. Ross is party to an employment agreement with the Company dated May 25, 1999. This agreement replaced, superseded and extended the term of a prior agreement dated September 1, 1996 between Mr. Ross and Wm. Cameron & Co. Mr. Ross' agreement provides for his employment by the Company for a period of four years commencing on May 25, 1999 or until earlier termination upon (i) death or disability; (ii) cause, as defined in the agreement; (iii) 90-days' prior written notice to the Company by Mr. Ross; (iv) immediate written notice by the Company to Mr. Ross; or (v) mutual agreement between Mr. Ross and the Company. Mr. Ross' agreement provides for a minimum base salary of $460,000, subject to periodic review and discretionary increase by the Board; eligibility for an annual cash performance bonus in an amount up to 100% of base salary for the applicable year based on attainment of performance objectives established by the Board in good faith; and a grant of stock options effective as of the date thereof in accordance with the Company's long-term incentive compensation program. Mr. Ross is also entitled to reimbursement of reasonable business expenses and to participate in all employee benefit plans for which he is eligible. Upon termination of Mr. Ross' employment for any reason except the Company's termination without cause, Mr. Ross will be paid only his earned but unpaid base salary as of the date of termination. If the Company terminates Mr. Ross without cause, Mr. Ross will be entitled to receive severance pay equal to
(a) his then current annualized base salary for a period of 12 months plus (b) the average of the annual bonus actually paid to or accrued for him for the two most recent fiscal years ended prior to the date of termination, paid over 12 months. The agreement also contains noncompetition and nonsolicitation covenants covering the term of the agreement plus one year following termination.

     Mr. Muratori is party to an employment agreement with the Company dated May 25, 1999. This agreement replaced, superseded and extended the term of a prior agreement dated December 20, 1991, between Mr. Muratori and Ashley. Mr. Muratori's agreement provides for his employment by the Company for a period of four years commencing on May 25, 1999 or until earlier termination upon (i) death or disability; (ii) cause, as defined in the agreement; (iii) 90-days' prior written notice to the Company by Mr. Muratori; (iv) immediate written notice to Mr. Muratori by the Company; or (v) mutual agreement between Mr. Muratori and the Company. Mr. Muratori's agreement provides for a minimum base salary of $340,000, subject to periodic review and discretionary increase by the Board; eligibility for an annual cash performance bonus in an amount up to 100% of base salary for the applicable year based on attainment of performance objectives established by the Board in good faith; and a grant of stock options effective as of the date thereof in accordance with the Company's long-term incentive compensation program. Mr. Muratori is also entitled to reimbursement for reasonable business expenses and to participate in all employee benefit plans for which he is eligible. Upon termination of Mr. Muratori's employment for any reason except the Company's termination without cause, Mr. Muratori will be paid only his earned but unpaid based salary as of the date of termination. If the Company terminates Mr. Muratori without cause, Mr. Muratori will be entitled to receive severance pay equal to (a) his then current annualized base salary for a period of 12 months plus (b) the average of the annual bonus actually paid to or accrued for him for the two most recent fiscal years ended prior to the date of termination, paid over 12 months. The agreement also contains noncompetition and nonsolicitation covenants covering the term of the agreement plus one year from the date of termination.

     Mr. Gaffney is party to an employment agreement with Ashley dated December 1, 1997. Mr. Gaffney's agreement provides for his employment by Ashley for a period of three years commencing on December 1, 1997 or until earlier termination upon (i) death or disability; (ii) cause, as defined in the agreement; (iii) 90-days' prior written notice to Ashley by Mr. Gaffney; (iv) immediate written notice to Mr. Gaffney by Ashley; or (v) mutual agreement between Mr. Gaffney and Ashley. Mr. Gaffney's agreement provides for a minimum base salary of $160,000, subject to periodic review and discretionary increase by Ashley; eligibility for an annual cash performance bonus in an amount of up to 100% of base salary for the applicable year based on attainment of performance objectives established by the board of directors of Ashley and the Board in good faith; and a grant of stock options for 50,000 Shares and an additional grant of options at the end of the term thereof in the discretion of the Board. Mr. Gaffney also is entitled to reimbursement for reasonable business expenses and to participate in all employee benefit plans for which he is eligible. Upon termination of Mr. Gaffney's employment for any reason except Ashley's termination without cause, Mr. Gaffney will be paid only his earned but unpaid base salary as of the date of termination. If Ashley terminates Mr. Gaffney without cause, Mr. Gaffney will be entitled to receive severance pay equal to his then current annualized base salary for a period of 12 months, paid over 12 months. The agreement also contains noncompetition and nonsolicitation covenants covering the term of the agreement plus one year from the date of termination.

     Mr. Swan is a party to an employment agreement with Wm. Cameron & Co. dated April 12, 1999. Mr. Swan's agreement provides for his employment by Wm. Cameron & Co. for a period of three years commencing on April 12, 1999 or until earlier termination upon (i) death or disability; (ii) cause, as defined in the agreement; (iii) 90-days' prior written notice to Wm. Cameron & Co. by Mr. Swan;
(iv) immediate written notice to Mr. Swan by Wm. Cameron & Co.; or (v) mutual agreement between Mr. Swan and Wm. Cameron & Co. Mr. Swan's agreement provides for a minimum base salary of $225,000, subject to periodic review and discretionary increase by the Company; eligibility for an annual cash performance bonus in an amount of up to 60% of base salary for the applicable year based on attainment of performance objectives established by the Board in good faith; and a grant of stock options for 100,000 Shares. Mr. Swan is also entitled to reimbursement for reasonable business expenses and to participate in all employee benefit plans for which he is eligible. Upon termination of Mr. Swan's employment for any reason except Wm. Cameron & Co's termination without cause, Mr. Swan will be paid only his earned but unpaid base salary as of the date of termination. If Wm. Cameron & Co. terminates Mr. Swan without cause, Mr. Swan will be entitled to receive severance pay equal to his then current annualized base salary for a period of 12 months, paid over 12 months. The agreement also contains noncompetition and nonsolicitation covenants covering the term of the agreement plus one year from the date of termination.

     Mr. Davis is party to an employment agreement with Wm. Cameron & Co. dated October 13, 1997. Mr. Davis' agreement provides for his employment by Wm. Cameron & Co. for a period of three years commencing on October 13, 1997 or until earlier termination upon (i) death or disability; (ii) cause, as defined in the agreement; (iii) 90-days' prior written notice to Wm. Cameron & Co. by Mr. Davis; (iv) immediate written notice to Mr. Davis by Wm. Cameron & Co.; or
(v) mutual agreement between Mr. Davis and Wm. Cameron & Co. Mr. Davis' agreement provides for a minimum base salary of $160,000, subject to periodic review and discretionary increase by Wm. Cameron & Co.; eligibility for an annual cash performance bonus in an amount of up to 60% of base salary for the applicable year based on attainment of performance objectives established by the board of directors of Wm. Cameron & Co. and the Board in good faith; and a grant of stock options for 30,000 Shares. Mr. Davis is also entitled to reimbursement for reasonable business expenses and to participate in all employee benefit plans for which he is eligible. Upon termination of Mr. Davis' employment for any reason except Wm. Cameron & Co.'s termination without cause, Mr. Davis will be paid only his earned but unpaid base salary as of the date of termination. If Wm. Cameron & Co. terminates Mr. Davis without cause, Mr. Davis will be entitled to receive severance pay equal to his then current annualized base salary for a period of 12 months, paid over 12 months. The agreement also contains noncompetition and nonsolicitation covenants covering the term of the agreement plus one year from the date of termination.

     Mr. Black is a party to an employment agreement with Wm. Cameron & Co. dated June 1, 1999. Mr. Black's agreement provides for his employment by Wm. Cameron & Co. for a period of five years commencing on June 1, 1999 or until earlier termination upon (i) death or disability; (ii) cause, as defined in the agreement; (iii) 90-days' prior written notice to Wm. Cameron & Co. by Mr. Black; (iv) immediate written notice to Mr. Black by Wm. Cameron & Co.; or (v) mutual agreement between Mr. Black and Wm. Cameron & Co. Mr. Black's agreement provides for a minimum base salary of $200,000, subject to periodic review and discretionary increase by the Company; eligibility for an annual cash performance bonus in an amount of up to 60% of base salary for the applicable year based on attainment of performance objectives established by the Board in good faith; and a grant of stock options for 30,000 Shares. Mr. Black is also entitled to reimbursement for reasonable business expenses and to participate in all employee benefit plans for which he is eligible. Upon termination of Mr. Black's employment for any reason except Wm. Cameron & Co's termination without cause, Mr. Black will be paid only his earned but unpaid base salary as of the date of termination. If Wm. Cameron & Co. terminates Mr. Black without cause, Mr. Black will be entitled to receive severance pay equal to his then current annualized base salary for a period of 12 months, paid over 12 months.

The agreement also contains noncompetition and nonsolicitation covenants covering the term of the agreement plus one year from the date of termination.

     Mr. Miller is a party to an employment agreement with Wm. Cameron & Co. dated September 1, 1999. Mr. Miller's agreement provides for his employment by Wm. Cameron & Co. for a period of five years commencing on September 1, 1999 or until earlier termination upon (i) death or disability; (ii) cause, as defined in the agreement; (iii) 90-days' prior written notice to Wm. Cameron & Co. by Mr. Miller; (iv) immediate written notice to Mr. Miller by Wm. Cameron & Co.; or
(v) mutual agreement between Mr. Miller and Wm. Cameron & Co. Mr. Miller's agreement provides for a minimum base salary of $157,500, subject to periodic review and discretionary increase by the Company; and eligibility for an annual cash performance bonus in an amount of up to 60% of base salary for the applicable year based on attainment of performance objectives established by the Board in good faith. Mr. Miller is also entitled to reimbursement for reasonable business expenses and to participate in all employee benefit plans for which he is eligible. Upon termination of Mr. Miller's employment for any reason except Wm. Cameron & Co's termination without cause, Mr. Miller will be paid only his earned but unpaid base salary as of the date of termination. If Wm. Cameron & Co. terminates Mr. Miller without cause, Mr. Miller will be entitled to receive severance pay equal to his then current annualized base salary for a period of 12 months, paid over 12 months. The agreement also contains noncompetition and nonsolicitation covenants covering the term of the agreement plus one year from the date of termination.

CHANGE OF CONTROL AGREEMENTS

     Mr. Ross and Mr. Muratori are parties to change of control agreements with the Company dated June 1, 1999 (replacing and superseding prior agreements dated June 1, 1996). Mr. Swan, Mr. Gaffney, Mr. Davis and Mr. Miller are parties to change of control agreements with the Company dated October 25, 1999. These agreements become effective upon a "change of control", as defined in the change of control agreements, and remain in effect for a period of five years thereafter. Upon a change of control, the employment agreements of Mr. Ross, Mr. Muratori, Mr. Gaffney, Mr. Swan, Mr. Davis and Mr. Miller would be automatically superseded by the change of control agreements and the terms of their employment with the Company would be governed thereby.

     Under the change of control agreements, each executive is provided a base salary equal to a 12-month annualized amount of the highest monthly base salary paid to such executives during the preceding 12-month period. They are also entitled to receive a guaranteed bonus in cash equal to their highest bonus under existing bonus plans for the last three full fiscal years prior to the effective date. Each executive would be entitled to participate in all incentive plans, fringe benefits, vacation and expense reimbursement policies as in effect with respect to the Company prior to the change of control.

     The change of control agreements provide remedies to the executive in the event his employment is terminated during the employment period initiated by the change of control. If the executive is terminated for "cause", as defined in the change of control agreements, he is entitled only to salary and benefits accrued through the date of termination. If terminated without cause or if the executive resigns for "good reason", as defined in the change of control agreements, he is entitled to severance benefits. Such benefits would consist of (i) unpaid base salary through the termination date; (ii) bonus earned through the termination date; (iii) any unpaid deferred compensation and accrued vacation pay; (iv) three times annual base salary and annual bonus (two years in the case of Mr. Gaffney, Mr. Swan, Mr. Davis and Mr. Miller); (v) three years extra credit toward retirement plan benefits (two years in the case of Mr. Gaffney, Mr. Swan, Mr. Davis and Mr. Miller); (vi) three years continued coverage under welfare plans (two years in the case of Mr. Gaffney, Mr. Swan, Mr. Davis and Mr. Miller); and (vii) any other unpaid benefits to which the executive is entitled. The change of control agreements also provide for the payment of accrued salary, bonus and benefits in the event of the death or disability of the executives. The severance payments owed to the executive are further subject to adjustment to mitigate the impact on the Company and on the executive of Sections 280G, dealing with the limitation on deductibility of so-called excess "parachute" payments, and 4999, dealing with excise taxes payable by the recipient of "parachute" payments, of the Internal Revenue Code of 1986, as amended, applicable to such payments.

     In addition, on January 18, 2000, the Company committed to pay a special bonus in lieu of stock option awards to Thomas R. Miller and John S. Davis of $75,000 each in conjunction with the completion of a buyout transaction.

INDEMNIFICATION AGREEMENTS

     Each of the directors and the named executive officers is a party to an indemnification agreement with the Company under which the Company has granted to each named executive officer rights of indemnification and, under some circumstances, mandatory indemnification, permissible under the provisions of the Company's articles of incorporation and bylaws and the Georgia Business Corporation Code. The indemnification is applicable to expenses, liabilities and other costs actually and reasonably incurred or suffered by these persons in connection with any threatened, pending or completed action, suit or proceeding to which they are made a party because they were an officer or director of the Company, provided that they have met the requisite standard of conduct established by the indemnification agreement and applicable law.

              SECTION 16(a) BENEFICIAL OWNER REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who own more than 10% of the Common Stock, to file reports of ownership and changes in ownership of such securities with the Commission and the National Association of Securities Dealers, Inc. Officers, directors and beneficial owners of more than 10% of the Common Stock are required by applicable regulations to furnish the Company with copies of all
Section 16(a) forms they file.

     Based solely upon a review of the copies of the forms furnished to the Company, or written representations from some of the reporting persons that no Forms 5 were required, the Company believes that during fiscal 1999 all persons subject to the reporting requirements with regard to the Common Stock complied with all applicable filing requirements, except that each of Mr. Ross, Mr. Davis and Mr. Miller filed a Form 5 late for the fiscal year ended October 31, 1999 relating to employee stock purchase plan transactions, each because of technical software problems in connection with the preparation of such forms.

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Text of press release issued by the Company, dated May 1,
                            2000 (previously filed on Schedule 14D-9 by the Company
                            on May 1, 2000).
         (a)(2)          -- Opinion of Credit Suisse First Boston Corporation, dated
                            April 28, 2000 (attached as Annex A hereto).
         (a)(3)          -- Letter to Shareholders dated May 12, 2000.
         (e)(1)          -- Agreement and Plan of Merger, dated as of April 28, 2000, among Parent, the Purchaser and the Company (incorporated
                            by reference to Exhibit 2.2 to the Current Report on Form
                            8-K of the Company filed on May 5, 2000).
         (e)(2)          -- Tender and Option Agreement, dated as of April 28, 2000, by and between the Purchaser and certain shareholders of
                            the Company signatory thereto.
         (e)(3)          -- Confidentiality Agreement, dated February 10, 2000,
                            between Guardian Industries Corp. and the Company.
         (e)(4)          -- The Information Statement of the Company, dated May 12,
                            2000 (attached as Annex B hereto).